UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarter ended June 30, 2022

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(WNS (Holdings) Limited)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “EU” are to the European Union. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “₹” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka and references to “PHP” or “Philippine peso” are to the legal currency of the Philippines. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as in effect as at June 30, 2022. To the extent the IASB issues any amendments or any new standards subsequent to June 30, 2022, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2022. Unless otherwise indicated, the financial information in this interim report on Form 6-K has been prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the IASB. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year, which is also referred to as “fiscal”. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Any amount stated to be $0.0 million represents an amount less than $5,000.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	our dependence on a limited number of clients in a limited number of industries;

•	the impact of the ongoing coronavirus disease 2019 (“COVID-19”) pandemic on our and our clients’ business, financial condition, results of operations and cash flows;

•	currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management (“BPM”) industry;

•	technological innovation;

•	our liability arising from cybersecurity attacks, fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•

our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas;

•	our ability to manage the impact of climate change on our business; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2022. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at June 30, 2022	As at March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	5	$225,502	$108,153
Investments	6	72,432	211,398
Trade receivables, net	7	98,193	100,522
Unbilled revenue	7	88,559	87,032
Funds held for clients		9,726	11,643
Derivative assets	14	11,111	10,351
Contract assets		9,861	10,169
Prepayments and other current assets	8	28,154	28,822

Total current assets		543,538	568,090
Non-current assets:
Goodwill	9	121,017	123,537
Intangible assets	10	64,007	65,421
Property and equipment	11	44,925	49,257
Right-of-use assets	12	159,220	142,623
Derivative assets	14	3,312	3,249
Deferred tax assets		36,451	34,765
Investments	6	75,522	93,442
Contract assets		41,378	39,833
Other non-current assets	8	39,468	44,275

Total non-current assets		585,300	596,402

TOTAL ASSETS		$1,128,838	$1,164,492

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$24,009	$27,829
Provisions and accrued expenses	16	33,719	36,752
Derivative liabilities	14	14,884	6,042
Pension and other employee obligations	15	67,390	105,768
Short term line of credit	13	31,697	—
Contract liabilities	17	15,773	13,723
Current taxes payable		3,658	2,279
Lease liabilities	12	24,500	26,954
Other liabilities	18	12,890	11,351

Total current liabilities		228,520	230,698
Non-current liabilities:
Derivative liabilities	14	1,808	831
Pension and other employee obligations	15	15,784	16,238
Contract liabilities	17	11,348	13,314
Lease liabilities	12	157,469	140,040
Other non-current liabilities	18	77	78
Deferred tax liabilities		9,194	9,290

Total non-current liabilities		195,680	179,791

TOTAL LIABILITIES		$424,200	$410,489

Shareholders’ equity:
Share capital (ordinary shares $0.16 (£0.10) par value, authorized 60,000,000 shares; issued: 48,897,099 shares and 48,849,907 shares; each as at June 30, 2022 and March 31, 2022, respectively)	19	7,757	7,751
Share premium		123,645	110,327
Retained earnings		850,338	818,402
Other reserves		3,783	2,656
Other components of equity		(227,129)	(185,133)

Total shareholders’ equity, including shares held in treasury		758,394	754,003
Less: 741,618 shares as at June 30, 2022 and Nil shares as at March 31, 2022, held in treasury, at cost		(53,756)	—

Total shareholders’ equity		704,638	754,003

TOTAL LIABILITIES AND EQUITY		$1,128,838	$1,164,492

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended June 30,
	Notes	2022	2021
Revenue	20	$295,348	$253,250
Cost of revenue	21	198,396	170,159

Gross profit		96,952	83,091
Operating expenses:
Selling and marketing expenses	21	14,238	11,854
General and administrative expenses	21	40,380	36,296
Foreign exchange gain, net		(1,921)	(1,121)
Amortization of intangible assets	10	2,986	2,873

Operating profit		41,269	33,189
Other income, net	23	(3,412)	(4,016)
Finance expense	22	3,246	3,559

Profit before income taxes		41,435	33,646
Income tax expense	25	8,372	6,889

Profit after tax		$33,063	$26,757

Earnings per ordinary share	26

Basic		$0.68	$0.54

Diluted		$0.65	$0.52

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	Three months ended June 30,
	2022	2021
Profit after tax	$33,063	$26,757
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax	(192)	(341)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period loss	(2,162)	(7,137)
Net change in time value of option contracts designated as cash flow hedges	(404)	6,756
Reclassification to profit or loss	(1,301)	(160)
Foreign currency translation loss	(37,993)	(3,784)
Income tax benefit relating to above	56	33

	$(41,804)	$(4,292)

Total other comprehensive loss, net of taxes	$(41,996)	$(4,633)

Total comprehensive (loss)/income	$(8,933)	$22,124

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

						Other components of equity
	Share capital		Share	Retained	Other	Foreign currency translation	Cash flow hedging	Pension	Treasury shares		Total shareholders’
	Number	Par value	premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2021	50,502,203	$7,977	$227,708	$688,957	—	$(160,678)	$(1,882)	$573	1,100,000	$(78,563)	$684,092
Shares issued for exercised options and RSUs (Refer Note 24)	312,907	44	(44)	—	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	1,100,000	(85,038)	(85,038)
Share-based compensation expense (Refer Note 24)	—	—	13,092	—	—	—	—	—	—	—	13,092
Excess tax benefits relating to share-based options and RSUs	—	—	851	—	—	—	—	—	—	—	851
Transfer to other reserves	—	—	—	(1,405)	1,405	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	1,110	(1,110)	—	—	—	—	—	—
Transactions with owners	312,907	44	13,899	(295)	295	—	—	—	1,100,000	(85,038)	(71,095)
Profit after tax	—	—	—	26,757	—	—	—	—	—	—	26,757
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(3,784)	(508)	(341)	—	—	(4,633)
Total comprehensive income/(loss) for the period	—	—	—	26,757	—	(3,784)	(508)	(341)	—	—	22,124

Balance as at June 30, 2021	50,815,110	$8,021	$241,607	$715,419	$295	$(164,462)	$(2,390)	$232	2,200,000	$(163,601)	$635,121

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

						Other components of equity
	Share capital		Share	Retained	Other	Foreign currency translation	Cash flow hedging	Pension	Treasury shares		Total share holders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2022	48,849,907	$7,751	$110,327	$818,402	$2,656	$(188,987)	$2,135	$1,719	—	$—	$754,003
Shares issued for exercised options and RSUs (Refer Note 24)	47,192	6	(6)	—	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	(741,618)	(53,756)	(53,756)
Share-based compensation expense (Refer Note 24)	—	—	13,693	—	—	—	—	—	—	—	13,693
Excess tax benefits relating to share-based options and RSUs	—	—	(369)	—	—	—	—	—	—	—	(369)
Transfer to other reserves	—	—	—	(1,221)	1,221	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	94	(94)	—	—	—	—	—	—
Transactions with owners	47,192	6	13,318	(1,127)	1,127				(741,618)	(53,756)	(40,432)
Profit after tax	—	—	—	33,063	—	—	—	—	—	—	33,063
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(37,993)	(3,811)	(192)	—	—	(41,996)
Total comprehensive income/(loss) for the period	—	—	—	33,063	—	(37,993)	(3,811)	(192)	—	—	(8,933)
Balance as at June 30, 2022	48,897,099	$7,757	$123,645	$850,338	$3,783	$(226,980)	$(1,676)	$1,527	(741,618)	$(53,756)	$704,638

*

Other reserves include the Special Economic Zone Re-Investment Reserve created out of the profits of eligible Special Economic Zones (“SEZ”) units in terms of the provisions of the Indian Income-tax Act, 1961. Further, these provisions require the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business (Refer Note 25).

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Notes	Three months ended June 30,
		2022	2021
Cash flows from operating activities:
Cash generated from operations		$22,300	$17,434
Income taxes paid, net		(4,269)	(31)
Interest paid		(2,837)	(3,551)
Interest received		645	1,469
Net cash provided by operating activities		15,839	15,321
Cash flows from investing activities:
Acquisition of MOL IPS, net	4(b)	(17)	—
Payment for property and equipment and intangible assets		(10,905)	(7,692)
Investment in fixed deposits		(39,544)	(14,454)
Proceeds from maturity of fixed deposits		28,947	18,468
Proceeds from sale of property and equipment		48	11
Profit on sale of marketable securities		6,706	1,293
Marketable securities sold, net (short-term)		139,832	69,501
Proceeds from sale of marketable securities (long-term)		12,272	—
Net cash provided by investing activities		137,339	67,127
Cash flows from financing activities:
Payment for repurchase of shares		(51,210)	(85,038)
Proceeds from short term line of credit		31,708	—
Principal payment of lease liabilities		(6,428)	(6,397)
Excess tax benefit from share-based compensation expense		122	182
Net cash used in financing activities		(25,808)	(91,253)
Exchange difference on cash and cash equivalents		(10,021)	(208)
Net change in cash and cash equivalents		117,349	(9,013)
Cash and cash equivalents at the beginning of the period		108,153	105,633
Cash and cash equivalents at the end of the period		$225,502	$96,620
Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$4,815	$7,462

See accompanying notes.

Reconciliation of liabilities arising from financing activities as at June 30, 2022 and June 30, 2021 is as follows*:

Non-cash changes
	Opening balance April 1, 2022	Cash flows	Amortization of debt issuance cost	Closing balance June 30, 2022

Long-term debt (including current portion)	$—	$—	$—	$—

			Non-cash changes
	Opening balance April 1, 2021	Cash flows	Amortization of debt issuance cost	Closing balance June 30, 2021
Long-term debt (including current portion)	$16,748	$—	$18	$16,766

*	For reconciliation of lease liabilities refer Note 12.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), New Zealand, Singapore and Switzerland and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, Spain, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services, utilities, retail and consumer products group, banking and financial and hi-tech and professional services, insurance services, healthcare, auto claims and others.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 8, 2022.

2.	Summary of significant accounting policies

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by the IASB. They do not include all of the information required in the annual financial statements in accordance with IFRS, as issued by the IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022.

Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2022.

Estimation uncertainty relating to COVID-19 pandemic

In evaluating the recoverability of trade receivables including unbilled revenue, contract assets, goodwill, long lived assets and investments, the Company has considered all internal and external information in the preparation of these condensed interim consolidated financial statements including credit reports and economic outlook. The Company has performed sensitivity analysis on the assumptions used and based on current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets. The impact of COVID-19 may be different from that estimated on preparation of these condensed interim consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2023 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the ‘Classification of Liabilities as Current or Non-current’. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

•

clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The above amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.

In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)” in relation to determining which accounting policies are to be disclosed in the financial statements. These amendments:

•	require an entity to disclose its material accounting policy information instead of its significant accounting policies;

•

clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; and also clarifies if users of an entity’s financial statements would need it to understand other material information in the financial statements;

•	clarify that accounting policy information is material; and

•	clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

iii.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8)” in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty”;

•

clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors; and

•

state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognized as income or expense in the current period and the effect, if any, on future periods is recognized as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements

iv.

In May 2021, the IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ to clarify the accounting for deferred tax on transactions such as leases and decommissioning obligations. These amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The Company shall apply the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. The Company shall, at the beginning of the earliest comparative period presented, recognize deferred tax for all temporary differences related to leases and decommissioning obligations and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at that date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Business Combinations

a)	Payment for business transfer (‘CEPROCS’)

On December 31, 2021, the Company entered into an agreement with CEPROCS S.R.L. (“CEPROCS”), a provider of global sourcing and procurement services across multiple industries, including automotive, manufacturing, and retail/consumer packaged goods (“CPG”), pursuant to which the Company agreed to acquire its customer contract, skilled workforce and related assets, effective December 31, 2021 (“Acquisition Date”). The purchase price of the transaction, which was paid in cash, was $566. The excess of purchase price over the assets acquired amounted to $14, which has been recognized as goodwill.

The Company incurred acquisition related costs of $78, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2022.

Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

b)	MOL Information Processing Services (I) Private Limited (“MOL IPS”)

On August 1, 2021, the Company acquired all outstanding equity shares of MOL IPS from the shareholder of MOL IPS, MOL Hong Kong Limited (the “seller”), for a total purchase consideration of $2,958 including deferred consideration of $1,054, payable upon realization of receivables by MOL IPS, subject to adjustments for working capital, if any. MOL IPS is engaged in the business of performing back-office activities and data entry including information technology enabled services.

During the three months ended June 30, 2022, the Company paid $17 to the seller as part of the purchase consideration.

The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Total assets	$3,981
Less: Total liabilities	(2,321)

Net assets acquired	1,660
Less: Purchase consideration	(2,958)

Goodwill on acquisition	$1,298

Goodwill is attributable mainly to assembled workforce arising from the acquisition. Goodwill arising on acquisition is not expected to be tax deductible.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	June 30, 2022	March 31, 2022
Cash and bank balances	$214,482	$78,578
Short-term deposits with banks*	11,020	29,575

Total	$225,502	$108,153

*	Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6.	Investments

Investments consist of the following:

	As at
	June 30, 2022	March 31, 2022
Investments in marketable securities and mutual funds	$99,730	$263,013
Investment in fixed deposits	48,224	41,827

Total	$147,954	$304,840

	As at
	June 30, 2022	March 31, 2022
Current investments	$72,432	$211,398
Non-current investments	75,522	93,442

Total	$147,954	$304,840

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	June 30, 2022	March 31, 2022
Trade receivables and unbilled revenue*	$188,864	$189,952
Less: Allowances for ECL	(2,112)	(2,398)

Total	$186,752	$187,554

*	As at June 30, 2022 and March 31, 2022, unbilled revenue includes contract assets amounting to $216 and $246, respectively.

The movement in the ECL is as follows:

	Three months ended June 30,
	2022	2021
Balance at the beginning of the period	$2,398	$2,624
Charged to consolidated statement of income	72	506
Write-offs, net of collections	(6)	(119)
Reversals	(214)	(226)
Translation adjustments	(138)	7

Balance at the end of the period	$2,112	$2,792

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	June 30, 2022	March 31, 2022
Current:
Service tax and other tax receivables	$5,513	$8,833
Employee receivables	1,614	1,045
Advances to suppliers	1,870	2,987
Prepaid expenses	14,538	10,169
Other assets	4,619	5,788

Total	$28,154	$28,822

Non-current:
Deposits	$10,711	$11,263
Income tax assets	8,105	15,068
Service tax and other tax receivables	14,840	13,079
Other assets	5,812	4,865

Total	$39,468	$44,275

9.	Goodwill

A summary of the carrying value of goodwill is as follows:

	As at
	June 30, 2022	March 31, 2022
Gross carrying amount	$146,179	$150,684
Accumulated impairment of goodwill	(25,162)	(27,147)

Total	$121,017	$123,537

The movement in goodwill balance by reportable segment as at June 30, 2022 and March 31, 2022 is as follows:

Gross carrying amount

	WNS Global BPM	WNS Auto Claims BPM	Total
Balance as at April 1, 2021	$123,979	$28,480	$152,459
Goodwill arising on acquisitions (Refer Note 4(a),4(b))	1,312	—	1,312
Translation adjustment	(1,754)	(1,333)	(3,087)

Balance as at March 31, 2022	$123,537	$27,147	$150,684

Translation adjustment	(2,520)	(1,985)	(4,505)

Balance as at June 30, 2022	$121,017	$25,162	$146,179

Accumulated impairment losses

	WNS Global BPM	WNS Auto Claims BPM	Total
Balance as at April 1, 2021	$—	$28,480	$28,480
Translation adjustment	—	(1,333)	(1,333)

Balance as at March 31, 2022	$—	$27,147	$27,147

Translation adjustment	—	(1,985)	(1,985)

Balance as at June 30, 2022	$—	$25,162	$25,162

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the three months ended June 30, 2022 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631
Additions	—	—	—	—	—	—	—	—	2,464	2,464
Translation adjustments	(3,019)	(899)	(297)	(4)	(44)	—	(110)	—	(4,376)	(8,749)
Balance as at June 30, 2022	$153,144	$120,153	$4,015	$634	$5,903	$1,835	$8,955	$400	$61,307	$356,346
Accumulated amortization
Balance as at April 1, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210
Amortization	126	885	—	—	190	—	—	—	1,785	2,986
Translation adjustments	(3,000)	(888)	(297)	(4)	(37)	—	(110)	—	(3,521)	(7,857)
Balance as at June 30, 2022	$152,896	$79,827	$4,015	$634	$4,118	$1,835	$8,955	$—	$40,059	$292,339
Net carrying value as at June 30, 2022	$248	$40,326	$—	$—	$1,785	$—	$—	$400	$21,248	$64,007

The changes in the carrying value of intangible assets for the year ended March 31, 2022 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2021	$158,014	$121,622	$4,511	$641	$5,987	$1,835	$9,161	$400	$53,152	$355,323
Additions	—	—	—	—	—	—	—	—	12,246	12,246
On acquisitions (Refer Note 4(a), 4(b))	536	—	—	—	—	—	—	—	146	682
Translation adjustments	(2,387)	(570)	(199)	(3)	(40)	—	(96)	—	(2,325)	(5,620)

Balance as at March 31, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631

Accumulated amortization
Balance as at April 1, 2021	$158,014	$76,739	$4,511	$641	$3,230	$1,835	$9,161	$—	$36,051	$290,182
Amortization	133	3,645	—	—	766	—	—	—	7,006	11,550
Translation adjustments	(2,377)	(554)	(199)	(3)	(31)	—	(96)	—	(1,262)	(4,522)

Balance as at March 31, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210

Net carrying value as at March 31, 2022	$393	$41,222	$—	$—	$1,982	$—	$—	$400	$21,424	$65,421

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the three months ended June 30, 2022 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295
Additions	—	1,516	597	—	6	2,119
Disposals/retirements	—	(1,346)	(497)	—	(1)	(1,844)
Translation adjustments	(157)	(4,320)	(4,033)	(37)	(3,838)	(12,385)

Balance as at June 30, 2022	$9,434	$83,424	$78,709	$747	$68,871	$241,185

Accumulated depreciation
Balance as at April 1, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111
Depreciation	119	2,488	1,388	18	1,344	5,357
Disposals/retirements	—	(1,333)	(496)	—	(1)	(1,830)
Translation adjustments	(105)	(3,417)	(3,460)	(36)	(3,242)	(10,260)

Balance as at June 30, 2022	$6,352	$67,312	$68,398	$746	$57,570	$200,378

Capital work-in-progress						4,118

Net carrying value as at June 30, 2022						$44,925

The changes in the carrying value of property and equipment for the year ended March 31, 2022 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2021	$9,733	$78,850	$84,335	$876	$76,043	$249,837
Additions	—	13,966	2,449	—	2,348	18,763
On acquisitions (Refer Note 4(a), 4(b))	—	217	102	10	116	445
Disposals/retirements	—	(1,901)	(1,016)	(74)	(2,765)	(5,756)
Translation adjustments	(142)	(3,558)	(3,228)	(28)	(3,038)	(9,994)

Balance as at March 31, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295

Accumulated depreciation
Balance as at April 1, 2021	$5,945	$65,421	$68,141	$737	$58,568	$198,812
Depreciation	483	8,771	6,412	120	6,004	21,790
Disposals/retirements	—	(1,864)	(988)	(70)	(2,727)	(5,649)
Translation adjustments	(90)	(2,754)	(2,599)	(23)	(2,376)	(7,842)

Balance as at March 31, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111

Capital work-in-progress						3,073

Net carrying value as at March 31, 2022						$49,257

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Leases

The changes in the carrying value of ROU assets for the three months ended June 30, 2022 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2022	$220,185	$40	$24	$813	$221,062
Additions	14,874	—	—	—	14,874
Terminations/modifications	16,345	(40)	—	(11)	16,294
Translation adjustments	(11,797)	—	(1)	(43)	(11,841)

Balance as at June 30, 2022	$239,607	$—	$23	$759	$240,389

Accumulated depreciation
Balance as at April 1, 2022	$77,834	$40	$19	$546	$78,439
Depreciation	7,079	—	2	23	7,104
Terminations/modifications	(168)	(40)	—	(11)	(219)
Translation adjustments	(4,127)	—	—	(28)	(4,155)

Balance as at June 30, 2022	$80,618	$—	$21	$530	$81,169

Net carrying value as at June 30, 2022	$158,989	$—	$2	$229	$159,220

The following are the changes in the carrying value of ROU assets for the year ended March 31, 2022:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2021	$219,078	$39	$25	$639	$219,781
Additions	5,620	—	—	216	5,836
On acquisition (Refer Note 4(b))	1,528	—	—	—	1,528
Terminations/modifications	3,174	—	—	—	3,174
Translation adjustments	(9,215)	1	(1)	(42)	(9,257)

Balance as at March 31, 2022	$220,185	$40	$24	$813	$221,062

Accumulated depreciation
Balance as at April 1, 2021	$52,497	$35	$17	$466	$53,015
Depreciation	28,100	4	3	106	28,213
Terminations/modifications	(47)	—	—	—	(47)
Translation adjustments	(2,716)	1	(1)	(26)	(2,742)

Balance as at March 31, 2022	$77,834	$40	$19	$546	$78,439

Net carrying value as at March 31, 2022	$142,351	$—	$5	$267	$142,623

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following is the movement in lease liabilities for the three months ended June 30, 2022 and for the year ended March 31, 2022 is as follows:

Lease liabilities	June 30, 2022	March 31, 2022
Opening balance	$166,994	$191,907
Cash outflows
Principal payment of lease liabilities	(6,428)	(26,235)
Interest payment on lease liabilities	(2,790)	(12,826)
Non-cash adjustments
Additions	13,762	1,521
On acquisition (Refer Note 4(b))	—	5,403
Terminations/modifications	16,173	2,282
Interest accrued	3,149	12,657
Rent concessions	—	(21)
Translation adjustments	(8,891)	(7,694)

Closing balance	$181,969	$166,994

Rental expense charged for short-term leases was $69 and $155, rental expense charged for low value leases was $15 and $18 and variable lease payments was $509 and $492, respectively, for the three months ended June 30, 2022 and 2021, respectively.

The Company has applied practical expedient for rent concessions as a direct consequence of the COVID-19 pandemic and recognized Nil and $19 in its consolidated income statement for the three months ended June 30, 2022 and 2021, respectively.

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

	As at
Tenure	June 30, 2022	March 31, 2022
Less than 1 year	$36,201	$37,330
1-3 years	66,717	67,177
3-5 years	51,016	49,449
More than 5 years	88,915	62,234

Total	$242,849	$216,190

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Loans and borrowings

Long-term debt

As at June 30, 2022, there are no long-term debts outstanding.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $68,252 (based on the exchange rate on June 30, 2022). The Company has also established a line of credit in the UK amounting to $12,031 (based on the exchange rate on June 30, 2022). The Company has also established a line of credit in North America amounting to $10,000. In addition, the Company has also established a line of credit in South Africa amounting to $1,843 (based on the exchange rate on June 30, 2022).

As at June 30, 2022, WNS Global Services Private Limited (“WNS Global”) has utilized $21,697 (based on the exchange rate on June 30, 2022) of its lines of credit. The Company has also utilized its line of credit in North America amounting to $10,000.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at June 30, 2022 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$225,502	$—	$—	$225,502	$225,502
Investment in fixed deposits	48,224	—	—	48,224	48,224
Investments in marketable securities and mutual funds	—	99,730	—	99,730	99,730
Trade receivables	98,193	—	—	98,193	98,193
Unbilled revenue(1)	88,343	—	—	88,343	88,343
Funds held for clients	9,726	—	—	9,726	9,726
Prepayments and other assets(2)	5,676	—	—	5,676	5,676
Other non-current assets(3)	13,750	—	—	13,750	13,750
Derivative assets	—	75	14,348	14,423	14,423

Total carrying value	$489,414	$99,805	$14,348	$603,567	$603,567

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$24,009	$—	$—	$24,009	$24,009
Short term line of credit	31,697	—	—	31,697	31,697
Other employee obligations(4)	54,588	—	—	54,588	54,588
Provisions and accrued expenses	33,719	—	—	33,719	33,719
Lease liabilities	181,969	—	—	181,969	181,969
Other liabilities(5)	4,870	—	—	4,870	4,870
Derivative liabilities	—	6,753	9,939	16,692	16,692

Total carrying value	$330,852	$6,753	$9,939	$347,544	$347,544

Notes:

(1)	Excluding non-financial assets $216
(2)	Excluding non-financial assets $22,478
(3)	Excluding non-financial assets $25,718
(4)	Excluding non-financial liabilities $28,586
(5)	Excluding non-financial liabilities $8,097

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2022 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$108,153	$—	$—	$108,153	$108,153
Investment in fixed deposits	41,827	—	—	41,827	41,827
Investments in marketable securities and mutual funds	—	263,013	—	263,013	263,013
Trade receivables	100,522	—	—	100,522	100,522
Unbilled revenue (1)	86,786	—	—	86,786	86,786
Funds held for clients	11,643	—	—	11,643	11,643
Prepayments and other assets (2)	6,283	—	—	6,283	6,283
Other non-current assets (3)	13,509	—	—	13,509	13,509
Derivative assets	—	556	13,044	13,600	13,600

Total carrying value	$368,723	$263,569	$13,044	$645,336	$645,336

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$27,829	$—	$—	$27,829	$27,829
Other employee obligations (4)	95,098	—	—	95,098	95,098
Provisions and accrued expenses	36,752	—	—	36,752	36,752
Lease liabilities	166,994	—	—	166,994	166,994
Other liabilities (5)	2,015	—	—	2,015	2,015
Derivative liabilities	—	2,295	4,578	6,873	6,873

Total carrying value	$328,688	$2,295	$4,578	$335,561	$335,561

Notes:

(1)	Excluding non-financial assets $246.
(2)	Excluding non-financial assets $22,539.
(3)	Excluding non-financial assets $30,766.
(4)	Excluding non-financial liabilities $26,908.
(5)	Excluding non-financial liabilities $9,414.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at June 30, 2022 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$14,423	$—	$14,423	$(2,790)	$—	$11,633

Total	$14,423	$—	$14,423	$(2,790)	$—	$11,633

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$16,692	$—	$16,692	$(2,790)	$—	$13,902

Total	$16,692	$—	$16,692	$(2,790)	$—	$13,902

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2022 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$13,600	$—	$13,600	$(646)	$—	$12,954

Total	$13,600	$—	$13,600	$(646)	$—	$12,954

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$6,873	$—	$6,873	$(646)	$—	$6,227

Total	$6,873	$—	$6,873	$(646)	$—	$6,227

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at June 30, 2022 are as follows:

		Fair value measurement at reporting date using
Description	June 30, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$75	$—	$75		$—
Investments in marketable securities and mutual funds	99,730	99,364	366		—
Financial assets at FVOCI
Foreign exchange contracts	14,348	—	14,348		—

Total assets	$114,153	$99,364	$14,789	$

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$6,753	$—	$6,753		$—
Financial liabilities at FVOCI
Foreign exchange contracts	9,939	—	9,939		—

Total liabilities	$16,692	$—	$16,692		$—

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 are as follows:

		Fair value measurement at reporting date using
Description	March 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$556	$—	$556	$—
Investments in marketable securities and mutual funds	263,013	262,602	411	—
Financial assets at FVOCI
Foreign exchange contracts	13,044	—	13,044	—

Total assets	$276,613	$262,602	$14,011	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$2,295	$—	$2,295	$—
Financial liabilities at FVOCI
Foreign exchange contracts	4,578	—	4,578	—

Total liabilities	$6,873	$—	$6,873	$—

During the three months ended June 30, 2022 and the year ended March 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollar and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/(loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	June 30, 2022	March 31, 2022
Forward contracts (Sell)
In US dollars	$340,424	$316,651
In Pound Sterling	99,316	99,006
In Euro	26,080	21,811
In Australian dollars	21,864	27,290
Others	21,735	20,406

	$509,419	$485,164

Option contracts (Sell)
In US dollars	$222,395	$204,773
In Pound Sterling	86,346	88,899
In Euro	29,361	26,147
In Australian dollars	33,599	38,004

	$371,701	$357,823

The amount of gain reclassified from other comprehensive income into consolidated statement of income in respective line items for the three months ended June 30, 2022 and 2021 are as follows:

	Three months ended June 30,
	2022	2021
Revenue	$1,301	$183
Foreign exchange gain, net	—	53
Finance expense	—	(76)
Income tax related to amounts reclassified into consolidated statement of income	(745)	103

Total	$556	$263

As at June 30, 2022, a loss amounting to $1,676 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized, in the consolidated statement of income, a gain of Nil and $53 for the three months ended June 30, 2022 and 2021, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	June 30, 2022	March 31, 2022
Current:
Salaries and bonus	$52,600	$93,210
Pension	1,430	1,365
Withholding taxes on salary and statutory payables	13,360	11,193

Total	$67,390	$105,768

Non-current:
Pension and other obligations	$15,784	$16,238

Total	$15,784	$16,238

16.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	June 30, 2022	March 31, 2022
Accrued expenses	$33,719	$36,752

Total	$33,719	$36,752

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	Contract liabilities

Contract liabilities consists of the following:

	As at
	June 30, 2022	March 31, 2022
Current:
Payments in advance of services	$8,911	$8,344
Advance billings	6,691	5,081
Others	171	298

Total	$15,773	$13,723

	As at
	June 30, 2022	March 31, 2022
Non-current:
Payments in advance of services	$10,549	$12,072
Advance billings	784	1,226
Others	15	16

Total	$11,348	$13,314

18.	Other liabilities

Other liabilities consist of the following:

	As at
	June 30, 2022	March 31, 2022
Current:
Withholding taxes and value added tax payables	$6,825	$8,164
Other liabilities	6,065	3,187

Total	$12,890	$11,351

Non-current:
Other liabilities	77	78

Total	$77	$78

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19.	Share capital

As at June 30, 2022, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 48,155,481 ordinary shares (excluding 741,618 treasury shares) outstanding as at June 30, 2022. There were no preferred shares outstanding as at June 30, 2022.

As at March 31, 2022, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 48,849,907 ordinary shares outstanding as at March 31, 2022. There were no preferred shares outstanding as at March 31, 2022.

Treasury shares

In March 2018, the shareholders of the Company authorized the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date of shareholders’ approval.

During the year ended March 31, 2020, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $120,154. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $281 and in share premium amounting to $119,873, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the year ended March 31, 2021, the Company purchased the balance 1,100,000 ADSs in the open market for a total consideration of $78,563 (including transaction costs $11) and completed the authorized repurchases under the above-mentioned share repurchase program. The Company paid $55 towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs. The Company funded the repurchases under the repurchase program with cash on hand.

During the year ended March 31, 2021, the shareholders of the Company authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021 to March 31, 2024. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company intends to fund the repurchase with cash on hand.

During the year ended March 31, 2022, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $85,038 (including transaction costs $11) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand.

During the year ended March 31, 2022, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163,711 (including share cancellation charges $110). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $302 and in share premium amounting to $163,409, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the three months ended June 30, 2022, the Company purchased 741,618 ADSs in the open market for a total consideration of $53,756 (including transaction costs $7) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20.	Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.

Revenue by service type

	Three months ended June 30,
	2022	2021
Industry-specific	$110,994	$102,373
Finance and accounting	66,829	58,055
Customer experience services	54,207	40,991
Research and analytics	33,387	25,284
Auto claims	23,177	20,286
Others	6,754	6,261

Total	$295,348	$253,250

Revenue by industry

	Three months ended June 30,
	2022	2021
Insurance*	$83,642	$76,336
Healthcare	50,222	46,932
Travel and leisure	48,188	32,838
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	40,866	36,818
Shipping and logistics	23,548	17,704
Hi-tech and professional services	18,404	16,459
Banking and financial services	17,227	14,936
Utilities	13,251	11,227

Total	$295,348	$253,250

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by contract type

	Three months ended June 30,
	2022	2021
Full-time-equivalent	$191,093	$162,511
Transaction*	48,917	40,929
Subscription	24,810	26,009
Fixed price	16,297	11,934
Others	14,231	11,867

Total	$295,348	$253,250

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue by geography

Refer Note 28 — Operating segments — External revenue.

Revenue by delivery location

	Three months ended June 30,
	2022	2021
India	$149,401	$126,134
United States	45,795	39,341
Philippines	38,880	31,843
UK*	30,974	26,658
South Africa	14,736	15,347
Romania	4,162	2,957
Sri Lanka	3,807	4,028
China	3,370	3,372
Poland	1,266	1,321
Costa Rica	1,147	801
Spain	920	1,448
Australia	890	—

Total	$295,348	$253,250

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28. Also includes revenue derived from Germany, which was not significant.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended June 30,
	2022	2021
Employee cost	$181,337	$159,609
Repair payments	20,529	16,989
Facilities cost	17,042	14,375
Depreciation	12,461	12,397
Legal and professional expenses	7,147	4,580
Travel expenses	3,469	518
Others	11,029	9,841

Total cost of revenue, selling and marketing and general and administrative expenses	$253,014	$218,309

22.	Finance expense

Finance expense consists of the following:

	Three months ended June 30,
	2022	2021
Interest expense on lease liabilities	$3,149	$3,348
Interest expense	97	116
Loss on interest rate swaps	—	76
Debt issue cost	—	19

Total	$3,246	$3,559

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23.	Other income, net

Other income, net consists of the following:

	Three months ended June 30,
	2022	2021
Net gain arising on financial assets designated as FVTPL	$2,266	$1,806
Interest income	599	1,620
Others, net	547	590

Total	$3,412	$4,016

24.	Share-based payments

The Company has two share-based incentive plans: the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”), and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and restricted share units “RSUs” may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at June 30, 2022, the Company had 2,651,518 ordinary shares available for future grants.

Share-based compensation expense during the three months ended June 30, 2022 and 2021 is as follows:

	Three months ended June 30,
	2022	2021
Share-based compensation expense recorded in
Cost of revenue	$2,102	$1,675
Selling and marketing expenses	1,695	1,482
General and administrative expenses	9,896	9,935

Total share-based compensation expense	$13,693	$13,092

Upon the exercise of share-based options and RSUs, the Company issued 47,192 and 312,907 shares, respectively, for the three months ended June 30, 2022 and 2021, respectively.

BBBEE program in South Africa

The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 1,135 RSUs during the year ended March 31, 2022 and 11,400 and 1,850 RSUs during the year ended March 31, 2021, which shall vest on the second anniversary, nine months and third anniversary, respectively, from the grant date. During the years ended March 31, 2020, 2019 and 2018, the Company granted 3,365, 14,250 and 32,050 RSUs, which shall vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,483 to be amortized over the vesting period of four years. The stock compensation expense charged during the three months ended June 30, 2022 and 2021 was $28 and $218, respectively.

RSUs related to Total Shareholders’ Return (“TSR”)

During the three months ended June 30, 2022, the Company issued 104,975 RSUs (three months ended June 30, 2021: 154,110 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

The performance of these RSUs shall be assessed based on the TSR of the custom peer group (based on percentile rank) and the industry index (based on outperformance rank). The RSUs granted with the TSR condition shall vest on the third anniversary of the grant date, subject to the participant’s continued employment with the Company through the applicable vesting date and achievement of the specified conditions of stock performance and TSR parameters.

The fair value of these RSUs is determined using the Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the three months ended June 30, 2022 and 2021 was $79 and $78.80, per RSU, respectively. The stock compensation expense charged during the three months ended June 30, 2022 was $1,398 (three months ended June 30, 2021: $1,456). As at June 30, 2022, there was $9,285 of unrecognized compensation cost related to these RSUs.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25.	Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended June 30,
	2022	2021
Domestic	$(2,713)	$(2,562)
Foreign	44,148	36,208

Profit before income taxes	$41,435	$33,646

The Company’s income tax expense consists of the following:

	Three months ended June 30,
	2022	2021
Current taxes
Domestic taxes	$—	$—
Foreign taxes	12,224	8,810

	$12,224	$8,810

Deferred taxes
Domestic taxes	—	—
Foreign taxes	(3,852)	(1,921)

	(3,852)	(1,921)

Income tax expense	$8,372	$6,889

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Income tax expense/(benefit) has been allocated as follows:

	Three months ended June 30,
	2022	2021
Income taxes on profit	$8,372	$6,889
Income taxes on other comprehensive income/(loss):
Unrealized gain on cash flow hedging derivatives	(56)	(33)
Pension liability	95	2
Income taxes recognized in equity:
Excess tax deductions related to share-based options and RSUs	492	(669)

Total income taxes	$8,903	$6,189

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From fiscal 2012 until the three months ended June 30, 2022, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone (“SEZ”) scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2023 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. Some of these operations which have completed a period of ten years from the date of commencement are eligible for a 50% income tax exemption for a further period of five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profits of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Indian Income Tax Act, 1961. Between fiscal 2016 until the three months ended June 30 2022, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2027. Following the expiry of the tax benefits, income generated by the Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5% on gross profit. From January 1, 2020, the Company’s operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company in connection with their review of the Company’s tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2018, which assess additional taxable income that could in the aggregate give rise to an estimated $23,711 in additional taxes, including interest of $5,967. These orders of assessment allege that the transfer prices the Company applied to certain international transactions between WNS Global Services Private Limited and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by the Company. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $68,824 in additional taxes, including interest of $24,451. The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the tax authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by tax authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision is the aggregate liability in connection with all uncertain tax positions. As of June 30, 2022, the Company has provided a tax reserve of $9,805 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at June 30, 2022, corporate tax returns for years ended March 31, 2019 and onwards remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $11,372 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

From time to time, the Company receives orders of assessment from the service tax and from Goods and Service Tax (‘GST’) authorities, demanding payment of $1,987 towards service tax and GST for the period April 1, 2014 to March 31, 2018. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with the Company’s tax advisors, the Company believes these orders of assessments are more likely than not to be upheld in the Company’s favor. The Company intends to continue to dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,
	2022	2021
Numerator:
Profit	$33,063	$26,757
Denominator:
Basic weighted average ordinary shares outstanding	48,707,982	49,261,695
Dilutive impact of equivalent share-based options and RSUs	2,277,432	1,960,637
Diluted weighted average ordinary shares outstanding	50,985,414	51,222,332

The computation of earnings per ordinary share was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27.	Subsidiaries

The following is a list of the Company’s subsidiaries as at June 30, 2022:

Direct subsidiaries	Step subsidiaries	Place of incorporation
WNS Global Services Netherlands B.V.(1)		The Netherlands
	WNS Global Services (Romania) S.R.L.	Romania
WNS North America Inc.		Delaware, USA
	WNS Business Consulting Services Private Limited	India
	WNS Global Services Inc.	Delaware, USA
	WNS BPO Services Costa Rica, S.R.L.	Costa Rica
	Denali Sourcing Services Inc.	Delaware, USA
WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom
	WNS Assistance (Legal) Limited	United Kingdom
	Accidents Happen Assistance Limited	United Kingdom
	WNS Legal Assistance LLP	United Kingdom
WNS (Mauritius) Limited		Mauritius
	WNS Capital Investment Limited	Mauritius
	- WNS Customer Solutions (Singapore) Private Limited	Singapore
	-WNS Global Services (Australia) Pty Ltd	Australia
	- WNS New Zealand Limited	New Zealand
	- Business Applications Associates Beijing Ltd	China
	WNS Global Services Private Limited(2)	India
	- WNS Global Services (UK) Limited(3)	United Kingdom
	- WNS Global Services SA (Pty) Limited	South Africa
	- WNS B-BBEE Staff Share Trust (4)	South Africa
	- Ucademy (Pty) Limited	South Africa
	- WNS South Africa (Pty) Limited (5)	South Africa
	- MTS HealthHelp Inc.	Delaware, USA
	- HealthHelp Holdings LLC	Delaware, USA
	- HealthHelp LLC	Delaware, USA
	- WNS-HealthHelp Philippines Inc.	Philippines
	- Value Edge Inc.	Delaware, USA
	- Value Edge AG.	Switzerland
	-VE Value Edge GmbH	Germany
	WNS Global Services (Private) Limited	Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.	China
	WNS Global Services (UK) International Limited	United Kingdom
	- WNS Global Services North Americas Inc.	Delaware, USA
	- WNS Global Services AG(6)	Switzerland
	- WNS Global Services Lisbon Unipessoal LDA(7)	Portugal
	WNS Information Services (India) Private Limited(8)	India
WNS Business Consulting Netherlands B.V.(9)		The Netherlands
	WNS Global Services Philippines Inc.	The Philippines
WNS Gestion des Processus d’Affaire Inc.(10)		Canada

Notes:

(1)

WNS Global Services Netherlands Cooperatief U.A. was converted into a BV entity with effect from January 9, 2020. As a consequence, the name of WNS Global Services Netherlands Cooperatief U.A. was changed to WNS Global Services Netherlands B.V. with effect from January 9, 2020.

(2)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.18%, of WNS Global Services Netherlands B.V. is 20.84%, and of WNS Customer Solutions (Singapore) Private Limited is 15.98%.

(3)

WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. The percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(4)

The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. During the year ended March 31,2020, the trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Limited, which entitles the trust to 45.56% voting rights in WNS South Africa (Pty) Limited.

(5)

WNS South Africa (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited on December 19, 2018. The name of the entity was changed to WNS South Africa (Pty) Ltd with effect from September 25, 2019.

(6)	WNS Global Services AG, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on July 16, 2021.

(7)	WNS Global Services Lisbon Unipessoal LDA, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on August 13, 2021.

(9)

On August 1, 2021, the Company acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. The name of the entity was changed to WNS Information Services (India) Private Limited with effect from December 1, 2021.

(9)

WNS Business Consulting Netherlands B.V., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 17, 2020 pursuant to the execution of deed of demerger on March 16, 2020. The shares of WNS Global Services Philippines Inc. were transferred from WNS Global Services Netherlands B.V. to WNS Business Consulting Netherlands B.V. pursuant to the proposal of demerger. As at June 30, 2022, the entity is jointly held by WNS (Holdings) Limited and WNS Global Services Private Limited. The percentage of holding of WNS (Holdings) Limited is 65.34% and of WNS Global Services Private Limited is 34.66%.

(10)	WNS Gestion des Processus d’Affaire Inc. was incorporated on April 28, 2020.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel, shipping and logistics services, utilities, retail and consumer products group; banking and financial and hi-tech and professional services; insurance services; healthcare; auto claims and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.

The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance; consulting and professional services; and others are similar in terms of services, service delivery methods, use of technology, and average long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance Limited and Accidents Happen Assistance Limited (which provide automobile repair through a network of third-party repair centers), and WNS Assistance (Legal) Limited and WNS Legal Assistance LLP (which provide legal services in relation to personal injury claims), constitute WNS Auto Claims BPM, the performance of which is evaluated by the CODM separately. The WNS Auto Claims BPM segment does not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments, “WNS Global BPM” and “WNS Auto Claims BPM.”

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis, i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third-party repair centers and its clients. For “Non-fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2022 are as follows:

	Three months ended June 30, 2022
	WNS Global BPM	WNS Auto Claims BPM	Inter segments(1)	Total
Revenue from external customers	$272,171	$23,177	$—	$295,348
Segment revenue	$272,403	$23,177	$(232)	$295,348
Payments to repair centers	—	20,529	—	20,529

Revenue less repair payments (non-GAAP)	272,403	2,648	(232)	274,819
Depreciation	12,294	167	—	12,461
Other costs	201,678	2,964	(232)	204,410

Segment operating profit/(loss)	58,431	(483)	—	57,948
Other income, net	(3,353)	(59)	—	(3,412)
Finance expense	3,232	14	—	3,246

Segment profit/(loss) before income taxes	58,552	(438)	—	58,114
Income tax expense	8,502	(130)	—	8,372

Segment profit/(loss)	50,050	(308)	—	49,742
Amortization of intangible assets				2,986
Share-based compensation expense				13,693

Profit after tax				$33,063

Addition to non-current assets(2)	$23,923	$386	$(3,809)	$20,500
Total assets, net of elimination	1,020,724	108,114	—	1,128,838
Total liabilities, net of elimination	$342,464	$81,736	$—	$424,200

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.

The segment results for the three months ended June 30, 2021 are as follows:

	Three months ended June 30, 2021
	WNS Global BPM	WNS Auto Claims BPM	Inter segments(1)	Total
Revenue from external customers	$232,964	$20,286	$—	$253,250
Segment revenue	$233,115	$20,286	$(151)	$253,250
Payments to repair centers	—	16,989	—	16,989

Revenue less repair payments (non-GAAP)	233,115	3,297	(151)	236,261
Depreciation	12,210	187	—	12,397
Other costs	171,146	3,715	(151)	174,710

Segment operating profit/(loss)	49,759	(605)	—	49,154
Other income, net	(3,832)	(184)	—	(4,016)
Finance expense	3,542	17	—	3,559

Segment profit/(loss) before income taxes	50,049	(438)	—	49,611
Income tax expense	6,969	(80)	—	6,889

Segment profit/(loss)	43,080	(358)	—	42,722
Amortization of intangible assets				2,873
Share-based compensation expense				13,092

Profit after tax				$26,757

Addition to non-current assets(2)	$11,571	$529	$—	$12,100
Total assets, net of elimination	898,532	126,823	—	1,025,355
Total liabilities, net of elimination	$296,792	$93,442	$—	$390,234

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments are based on the domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended June 30,
	2022	2021
Jersey, Channel Islands	$—	$—
North America (primarily the US)	141,170	112,288
UK	92,992	82,439
Europe (excluding the UK)	19,101	16,068
Australia	17,131	17,384
South Africa	3,270	7,596
Rest of the world	21,684	17,475

Total	$295,348	$253,250

29.	Commitment and contingencies

Capital commitments

As at June 30, 2022 and March 31, 2022, the Company had committed to spend approximately $7,600 and $9,522, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $928 and $868 as at June 30, 2022 and March 31, 2022, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities and other third parties aggregating $641 and $666 as at June 30, 2022 and March 31, 2022, respectively, are included in other assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

30.	Subsequent events

(a)	Vuram Technology Solutions Private Limited (“Vuram”)

Vuram is a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals.

On July 1, 2022, the Company entered into a definitive agreement to acquire Vuram, for a total consideration of $165,000 (including a contingent earn-out component of up to $22,300, dependent on the achievement of financial targets over a period of 18 months and being in employment) plus adjustments for working capital and cash. On July 1, 2022, the Company paid $148,818 and obtained control over Vuram. The up-front payment for the acquisition was funded with cash on hand. A portion of liquid mutual funds, which was designated as non-current in the nature, has been redeemed and utilized towards acquiring the shares of Vuram.

(b)	Long term debt

In July 2022, the Company obtained a term loan facility of $80,000 from The Hongkong and Shanghai Banking Corporation Limited, Hongkong and Citibank N.A., Hongkong for general corporate purpose. The loan bears interest at a rate equivalent to the secured overnight financing rate (“SOFR”) plus a margin of 1.20% per annum. The loan matures in July 2027 and the principal is repayable in 10 semi-annual instalments of $8,000 each, commencing in January 2023.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2022. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, which are located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; healthcare; travel and leisure; diversified businesses (including manufacturing, retail and CPG, media and entertainment, and telecom); shipping and logistics; hi-tech and professional services; banking and financial services; and utilities industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including finance and accounting, customer experience services, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore BPM is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2022	2021
	(US dollars in millions)
Revenue	$295.3	$253.2

Our revenue is generated primarily from providing BPM services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2(s) of the consolidated financial statements included in our annual report on Form 20-F for our fiscal year ended March 31, 2022. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the BPM services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2022	2021
	(US dollars in millions)
Revenue	$295.3	$253.2
Less: Payments to repair centers(1)	20.5	17.0

Revenue less repair payments (non-GAAP)	$274.8	$236.3

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior periods revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, the Australian dollar, the Euro and the South African rand. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Three months ended June 30,
	2022	2021
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$274.8	$236.3
Exchange rate impact	(1.3)	(9.8)

Constant currency revenue less repair payments (non-GAAP)	$273.5	$226.5

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. The COVID-19 pandemic has had, and is likely to continue to have, a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility, as described in further detail below, see “Impact of COVID-19.”

The recent global outbreak and spread of the COVID-19 disease caused by the severe acute respiratory syndrome coronavirus 2, which was reported to have surfaced in December 2019, has caused a slowdown in the growth of the global economy. The global economy is entering a pronounced slowdown in 2022 after having shown some momentums of growth in 2021. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. Global prospects remain highly uncertain as the COVID-19 pandemic continues and economic recoveries diverge across countries and sectors, reflecting variation in pandemic-induced disruptions and the extent of policy support. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn. We have operations in Poland and Romania, which border Ukraine and are partly dependent on gas supplies from Russia for their energy needs. The economies of Poland and Romania may be materially and adversely affected in the event of any disruption of gas supplies or extension of the conflict beyond Ukraine. In addition, as a result of the ongoing military conflict, there is an increasing number of migrants in Poland and Romania. Such an influx of migrants could lead to rising inflations in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries.

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The UK-EU trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In many countries globally there are concerns over rising inflation and potential economic recession, including due to the impacts of the COVID-19 pandemic. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken the economies. In parts of Europe and India where we operate, there are similar signs of continued economic slowdown and weakness. Sri Lanka, where we have operations, is facing a significant economic crisis resulting from rapidly depleting foreign reserves, a depreciating local currency and rising prices. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of COVID-19 in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening of their economies. For further information, see “Part III — Risk Factors — The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.”

These economic and geo-political conditions have affected, and may continue to affect, our business in a number of ways, as we have operations in 12 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, may result in a decrease in demand for some of our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, has adversely affected, and may continue to adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, and further affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results.

Fluctuations between the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro, or the Australian dollar, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro, and the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

For example, the pound sterling depreciated against the US dollar by an average of 9.9%, the Australian dollar depreciated against the US dollar by an average of 7.1%, the Euro depreciated against the US dollar by an average of 11.5%, the Indian rupee depreciated against the US dollar by an average of 4.6%, the South African rand depreciated against the US dollar by an average of 9.9%, and the Philippine peso depreciated against the US dollar by an average of 9.3% for the three months ended June 30, 2022 as compared to the average exchange rates for the three months ended June 30, 2021.

The depreciation of the pound sterling, the Australian dollar, and the Euro, in each case against the US dollar for the three months ended June 30, 2022 as compared to the average exchange rates for the three months ended June 30, 2021 negatively impacted our results of operations during that period whereas the depreciation of the Philippine peso, the Indian rupee and the South African rand, in each case against the US dollar for the three months ended June 30, 2022 as compared to the average exchange rates for the three months ended June 30, 2021 positively impacted our results of operations during that period.

The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of our ADS price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the insurance and travel and leisure industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our targeted industries, in general, and our results of operations specifically.

Impact of COVID-19

The COVID-19 pandemic has had and is likely to continue to have a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility of business outlook. It has required organizations around the world, including WNS, to re-think their business strategies around service delivery, workforce management, information technology, cyber security and data privacy. Despite recent progress in the administration of vaccines, the outbreak of recent variants, including Delta and Omicron, and the related mitigation measures that have been put into place across the globe, have had and are likely to continue to have a significant impact on the global economy and demand for our services from a number of our clients across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. While our revenues have increased in first quarter of fiscal 2023, as compared to first quarter of fiscal 2022, our business has been, and we expect will continue to be, impacted across industry verticals as the COVID-19 pandemic continues to affect the global economy across industries.

We have seen, and we continue to see, deterioration in many of our clients’ businesses, and the outlook going forward remains uncertain and volatile. Our revenue has faced, and continues to face, pressure from declining clients’ demand volumes (as their businesses continue to be negatively impacted), delays in new business ramp-ups, and lockdowns and other measures imposed by governments around the world, which has resulted and continues to result in our temporary inability to meet the service level and performance requirements of our clients. We have also received, and continue to receive, client requests price reductions and discounts. However, for fiscal 2022 and the three months ended June 30, 2022, we experienced revenue improvement on a year-on-year basis. Such improvement was driven by broad-based revenue growth across verticals and service offerings and reduced COVID-19 headwinds. These benefits more than offset the impact of wage increases, increased facility-related and business continuity costs.

We have a business continuity planning mechanism in place and are actively working to understand our clients’ changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels and manage discretionary costs (such as travel costs) and fixed costs (such as personnel costs). While travel restrictions have had a short-term impact on our ability to deliver our services, we have been working to reduce our reliance on travel by changing our business model to be able to conduct meetings using virtual conferencing and collaboration tools. Our “work from home” delivery capability steadily improved throughout fiscal 2021 and the first quarter of fiscal 2023, from delivering over 80% of our clients’ requirements in April 2020 to almost 100% of our clients’ requirements in the second, third and fourth quarters of fiscal 2022 and in the first quarter of fiscal 2023. In addition, we have also worked, and continue to work with national, state, and local authorities, so as to comply with applicable rules and regulations related to the COVID-19 pandemic.

Due to the need to ensure the continuity of our operations, the COVID-19 pandemic has required us to increase our expenses to ensure an adequate transition. For example, we have incurred costs as we significantly shifted towards a “work from home” model, where we purchased additional equipment (such as desktops and laptops) for our employees’ home use, software and internet connectivity devices, productivity enhancement technology tools, provided accommodation, meal and transportation allowances and overtime compensation to our employees and organized sanitization and cleaning of our offices and facilities. As a result of these early investments, we are now able to execute a “work from home” model for both existing and new clients. We expect that we will continue to require additional expenditures to meet evolving client requirements for flexible work arrangements and expanded services to support areas outside of their traditional business focus. We also expect that we will continue to incur additional costs to monitor and improve operational efficiency of our “work from home” model, invest in information technology solutions and security measures to safeguard against information security risks and incrementally transition to a hybrid “work from home” and office model on a limited basis as local restrictions ease and circumstances permit, including costs to implement safeguards to protect the health and safety of our employees as they gradually return to the office. We believe that these short-to-medium term costs incurred might benefit us in the long term, as these steps have broadened our “remote working” capabilities, which we expect to become an opportunity and a permanent feature in our future delivery strategy, as well as our business continuity plans, given that the COVID-19 pandemic has caused our clients to critically evaluate their business models and potentially adopt a shift towards BPM and a greater willingness to embrace digital transformation services and technology-enabled, automated process solutions.

In the short to medium term, we expect volatility to continue in the foreseeable future. We have observed demand reductions from a number of clients in a range of verticals, particularly travel and leisure, diversified businesses (especially manufacturing and retail) and utilities in fiscal 2021 and fiscal 2022, as compared to demand levels prior to the COVID-19 pandemic. However, beginning in June of fiscal 2021, we have observed a gradual resurgence of client engagement, particularly in the areas of competitive positioning and cost reduction, accelerating digital transformation and improving operational flexibility. In addition, we have experienced an increase in the number of clients, resulting in an increase in revenue in fiscal 2022, as compared to fiscal 2021.

In the longer term, while we remain confident in our business and the quality of our services, the magnitude of the impact to our business and financial performance in fiscal 2023 and beyond will be a function of several factors, including, but not limited to, the following:

•	the level of demand for services from clients across the industries, including the demand within their own customer base that we serve;

•

the extent of governmental restrictions, such as lockdowns and travel restrictions, which will affect our ability to sustain the delivery of services to clients and to gain new business in a “remote working” environment;

•

our ability to implement policies and measures to ensure the health and safety of our employees, such as conducting temperature screening for all personnel and visitors, ensuring adequate cleaning of our offices and facilities and having adequately aware and trained medical staff;

•

the impact and challenge of managing “remote working” arrangements on the effectiveness of our productivity or operating capability, especially for our employees working in India, the Philippines, South Africa and Sri Lanka, due to varying local governmental regulations, client requirements, size and scale of operations and technology or infrastructure issues, such as hardware access, software compatibility and internet connectivity;

•	the volatility in exchange rate movements; and

•	the duration of the COVID-19 pandemic globally and the duration that it will take for our clients’ businesses to stabilize and recover.

We continue to work closely with our clients to maximize our ability to service their rapidly changing business requirements.

We are continually evaluating the impact of the COVID-19 pandemic on our liquidity and financial position. As at June 30, 2022, we have cash and cash equivalents and investments of $373.5 million, unutilized lines of credit amounting to $60.5 million and short-term debt amounting to $31.7 million. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “— Liquidity and Capital Resources” for more information.

Further, in evaluating the recoverability of our trade receivables, including unbilled revenue, contract assets, goodwill, long lived assets and investments, we have considered the available internal and external information in the preparation of our consolidated financial statements. Having performed a sensitivity analysis based on the current assumptions and indicators of future economic conditions, we expect to recover the carrying amount of these assets. However; the impact of the COVID-19 pandemic may be different from the assumptions and estimates which we used and the scale and duration of COVID-19 related developments are unknown and could have macro and micro negative effects on the financial markets and global economy, which could in turn have a material adverse effect on our operations and financial results, earnings, cash flow and financial condition.

Following the COVID-19 pandemic, there is a possibility that more businesses globally will adopt delivery models with improved technology infrastructure, and incorporate elements of the “work from home” model. Countries may enact more flexible labor laws, which may potentially expand a company’s employee base to include a higher number of part-time and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers. This may allow businesses such as ours to expand delivery models beyond the larger cities and into the smaller ones, for example, Tier 2 and Tier 3 cities in India.

For further information, see “Part III — Risk Factors — Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

Revenue

We generate revenue by providing BPM services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,		Change
	(US dollars in millions)
	2022	2021	$	%
Revenue	$295.3	$253.2	42.1	16.6%
Revenue less repair payments (non-GAAP)	$274.8	$236.3	38.6	16.3%

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended June 30, 2022 and 2021, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
Top client	7.3%	7.6%	7.8%	8.1%
Top five clients	26.3%	27.9%	26.7%	26.4%
Top ten clients	41.0%	42.4%	40.9%	41.1%
Top twenty clients	55.0%	58.9%	54.4%	56.1%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “Part I – Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment” of our annual report on Form 20-F for our fiscal year ended March 31, 2022.

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; healthcare; travel and leisure; diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom); shipping and logistics; hi-tech and professional services; banking and financial services; and utilities.

For the three months ended June 30, 2022 and 2021, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Business Unit	2022	2021	2022	2021
Insurance	28.3%	30.1%	23.0%	25.1%
Healthcare	17.0%	18.5%	18.3%	19.9%
Travel and leisure	16.3%	13.0%	17.5%	13.9%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	13.8%	14.5%	14.9%	15.6%
Shipping and logistics	8.0%	7.0%	8.6%	7.5%
Hi-tech and professional services	6.2%	6.5%	6.7%	7.0%
Banking and financial services	5.8%	5.9%	6.3%	6.3%
Utilities	4.6%	4.5%	4.7%	4.7%

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we typically see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

The impact of the COVID-19 pandemic has affected, and we expect it to continue to affect, the demand for our services across industries from a number of our clients, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. Our business has been, and we expect will be, impacted across industry verticals as the COVID-19 pandemic continues to affect the global economy across industries. For further information, see “— Global Economic Conditions — Impact of COVID-19.”

Revenue by Service Type

For the three months ended June 30, 2022 and 2021, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Service Type	2022	2021	2022	2021
Industry-specific	37.6%	40.4%	40.4%	43.3%
Finance and accounting	22.6%	22.9%	24.3%	24.6%
Customer experience services	18.4%	16.2%	19.7%	17.3%
Research and analytics	11.3%	10.0%	12.1%	10.7%
Auto claims	7.8%	8.0%	1.0%	1.4%
Others (1)	2.3%	2.5%	2.5%	2.7%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For the three months ended June 30, 2022 and 2021, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Geography	2022	2021	2022	2021
North America (primarily the US)	47.8%	44.3%	51.4%	47.5%
UK	31.5%	32.6%	26.4%	27.7%
Europe (excluding the UK)	6.5%	6.3%	7.0%	6.8%
Australia	5.8%	6.9%	6.2%	7.4%
South Africa	1.1%	3.0%	1.2%	3.2%
Rest of the world	7.3%	6.9%	7.8%	7.4%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended June 30, 2022 and 2021, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Location of Delivery Center	2022	2021	2022	2021
India	50.6%	49.8%	54.4%	53.4%
United States	15.5%	15.5%	16.7%	16.7%
Philippines	13.2%	12.6%	14.1%	13.5%
UK(1)	10.5%	10.5%	3.8%	4.1%
South Africa	5.0%	6.1%	5.4%	6.5%
Romania	1.4%	1.2%	1.5%	1.3%
Sri Lanka	1.3%	1.6%	1.4%	1.7%
China	1.1%	1.3%	1.2%	1.4%
Poland	0.4%	0.5%	0.5%	0.6%
Costa Rica	0.4%	0.3%	0.4%	0.2%
Spain	0.3%	0.6%	0.3%	0.6%
Australia(2)	0.3%	—	0.3%	—

Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey and Germany, which was not significant.
(2)	Revenue from Australia is for processes being delivered under our “work from home” model. We do not have any delivery center in Australia.

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a six-month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time-equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

4)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

5)

outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

6)

other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Further, we also provide legal services relating to personal injury claims through our subsidiary WNS Legal Assistance LLP.

Revenue by Contract Type

For the three months ended June 30, 2022 and 2021, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Contract Type	2022	2021	2022	2021
Full-time-equivalent	64.7%	64.2%	69.5%	68.8%
Transaction	16.6%	16.2%	10.3%	10.1%
Subscription	8.4%	10.3%	9.0%	11.0%
Fixed price	5.5%	4.7%	5.9%	5.1%
Others(1)	4.8%	4.6%	5.3%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Others includes revenue from “outcome-based arrangements”, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses).

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, payments to repair centers, facilities costs, depreciation, legal and professional costs, and travel expenses. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expense as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in the number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital” of our annual report on Form 20-F for our fiscal year ended March 31, 2022. Regulatory developments may, however, result in wage increases in India and increase our cost of revenue.

For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules implementing these Acts have not yet been published and the effective date from which these changes are applicable has yet to be announced. Accordingly, while we are unable to ascertain with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. See “Part III — Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin”. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals. Most of these agreements have clauses that have fixed escalation of lease rentals.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer.

Selling and Marketing Expenses

Our selling and marketing expenses comprise primarily employee costs for sales and marketing personnel, including share-based compensation expense; brand building expenses, legal and professional fees, travel expenses, and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, including share-based compensation expense; legal and professional fees, travel expenses, and other general expenses not related to cost of revenue and selling and marketing.

Foreign Exchange Loss / (Gain), Net

Foreign exchange loss / (gain), net includes:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments that do not qualify for “hedge” accounting; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion Outsourcing Services (Proprietary) Limited (“Fusion”) in June 2012, Value Edge Research Services Private Limited (“Value Edge”) in June 2016, Denali Sourcing Services Inc. (“Denali”) in January 2017, and MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”) in March 2017, and CEPROCS S.R.L. (“CEPROCS”) in December 2021.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs, interest expense on lease liabilities and the gains/losses on settlement of related derivative instruments.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Total head count	55,146	52,081	49,610	49,511	46,918	43,997
Built up seats(1)(2)	34,674	34,494	34,474	35,134	34,738	34,365
Used seats(1)	—	—	—	—	—	—
Seat utilization rate(1)	—	—	—	—	—	—

Notes:

(1)

“Built up seats” refers to the total number of production seats (excluding support functions such as finance, human resources, administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refers to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.

The service delivery capacities of our remote-working employees may not be equivalent to their normal capacities when working in our delivery centers.

The “work from home” model continued to be used in quarter ended June 30, 2022, fiscal 2022 and fiscal 2021. Accordingly, the used seats details and seat utilization rate details are not relevant for quarters ended June 30, 2022, fiscal 2022 and fiscal 2021.

(2)

The decrease in our built up seats from September 30, 2021 to December 31, 2021 was primarily due to the surrender of one of our facilities in South Africa and another in Mumbai, India, to streamline our operations by consolidating existing capacities in our delivery centers.

The increase in our built up seats from June 30, 2021 to September 30, 2021 was primarily due to our acquisition of MOL IPS (“MOL Information Processing Services (I) Private Limited”).

Critical Accounting Policies

For a description of our critical accounting policies and estimates, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” and Note 2 to the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Three months ended June 30,
	2022	2021	2022	2021
Cost of revenue	67.2%	67.2%	64.7%	64.8%
Gross profit	32.8%	32.8%	35.3%	35.2%
Operating expenses:
Selling and marketing expenses	4.8%	4.7%	5.2%	5.0%
General and administrative expenses	13.7%	14.3%	14.7%	15.4%
Foreign exchange gain, net	(0.7)%	(0.4)%	(0.7)%	(0.5)%
Amortization of intangible assets	1.0%	1.1%	1.1%	1.2%
Operating profit	14.0%	13.1%	15.0%	14.0%
Other income, net	(1.2)%	(1.6)%	(1.2)%	(1.7)%
Finance expense	1.1%	1.4%	1.2%	1.5%
Income tax expense	2.8%	2.7%	3.0%	2.9%
Profit after tax	11.2%	10.6%	12.0%	11.3%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Three months ended June 30,
	2022	2021	2022	2021
	(US dollars in millions)
Revenue	$295.3	$253.2	100.0%	100.0%
Less: Payments to repair centers	20.5	17.0	7.0%	6.7%

Revenue less repair payments (non-GAAP)	$274.8	$236.3	93.0%	93.3%

The following table presents our results of operations for the periods indicated:

	Three months ended June 30,
	2022	2021
	(US dollars in millions)
Revenue	$295.3	$253.2
Cost of revenue(1)	198.4	170.2

Gross profit	97.0	83.1
Operating expenses:
Selling and marketing expenses(2)	14.2	11.9
General and administrative expenses(3)	40.4	36.3
Foreign exchange gain, net	(1.9)	(1.1)
Amortization of intangible assets	3.0	2.9

Operating profit	41.3	33.2
Other income, net	(3.4)	(4.0)
Finance expense	3.2	3.6

Profit before income taxes	41.4	33.6
Income tax expense	8.4	6.9

Profit after tax	$33.1	$26.8

Notes:

(1)	Includes share-based compensation expense of $2.1 million and $1.7 million for the three months ended June 30, 2022 and 2021, respectively.
(2)	Includes share-based compensation expense of $1.7 million and $1.5 million for the three months ended June 30, 2022 and 2021, respectively.
(3)	Includes share-based compensation expense of $9.9 million and $9.9 million for the three months ended June 30, 2022 and 2021, respectively

Results for the three months ended June 30, 2022 compared to the three months ended June 30, 2021

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Three months ended June 30,
	2022	2021	Change	% Change
	(US dollars in millions)
Revenue	$295.3	$253.2	$42.1	16.6%

The increase in revenue of $42.1 million was primarily attributable to an increase in revenue from existing clients of $27.7 million, revenue from new clients of $13.3 million and an increase in hedging gain on our revenue by $1.1 million to a gain of $1.3 million for the three months ended June 30, 2022 from a gain of $0.2 million for the three months ended June 30, 2021. The increase in revenue was primarily attributable to higher volumes in our travel, insurance, shipping and logistics, diversified businesses, healthcare, banking and financial services, utilities, and hi-tech and professional services verticals. This increase in revenue was partially offset by a depreciation of the pound sterling, the Euro, the Australian dollar and the South African rand by an average of 9.9%, 11.5%, 7.1% and 9.9%, respectively, against the US dollar for the three months ended June 30, 2022 as compared to the respective average exchange rates for the three months ended June 30, 2021.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Three months ended June 30,
	2022	2021	2022	2021
	(US dollars in millions)
North America (primarily the US)	$141.2	$112.3	47.8%	44.3%
UK	93.0	82.4	31.5%	32.6%
Europe (excluding the UK)	19.1	16.1	6.5%	6.3%
Australia	17.1	17.4	5.8%	6.9%
South Africa	3.3	7.6	1.1%	3.0%
Rest of world	21.7	17.5	7.3%	6.9%

Total	$295.3	$253.2	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, insurance, healthcare, shipping and logistics, banking and financial services, and hi-tech and professional services verticals, partially offset by a lower volume in our utilities vertical. The increase in revenue from the UK region was primarily attributable to higher volumes in our insurance, utilities, travel and leisure, healthcare, diversified businesses, banking and financial services, and shipping and logistics verticals, partially offset by a lower volume in our hi-tech and professional services vertical and a depreciation of the pound sterling against the US dollar by an average of 9.9% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021. The increase in revenue from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, hi-tech and professional services, and insurance verticals, partially offset by lower volumes in our diversified businesses, and healthcare verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, hi-tech and professional services, healthcare, and insurance verticals, partially offset by a lower volume in our shipping and logistics vertical and a depreciation of the Euro against the US dollar by an average of 11.5% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021. The decrease in revenue from the South Africa region was primarily attributable to lower volumes in our diversified businesses, and healthcare verticals and a depreciation of the South African rand against the US dollar by an average of 9.9% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021, partially offset by a higher volume in our hi-tech and professional services vertical. The decrease in revenue from the Australia region was primarily attributable to lower volumes in our insurance, utilities, and healthcare verticals and a depreciation of the Australian dollar against the US dollar by an average of 7.1% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021, partially offset by a higher volume in our travel and leisure vertical.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Three months ended June 30,
	2022	2021	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$274.8	$236.3	$38.6	16.3%

The increase in revenue less repair payments (non-GAAP) of $38.6 million was primarily attributable to an increase in revenue less repair payments (non-GAAP). from existing clients of $27.9 million, revenue less repair payments (non-GAAP) from new clients of $9.5 million and an increase in hedging gain on our revenue less repair payments (non-GAAP) by $1.1 million to a gain of $1.3 million for the three months ended June 30, 2022 from a gain of $0.2 million for three months ended June 30, 2021. The increase in revenue less repair payments (non-GAAP) was primarily attributable to higher volumes in our travel, shipping and logistics, insurance, diversified businesses, healthcare, banking and financial services, utilities, and hi-tech and professional services verticals. This increase in revenue less repair payments (non-GAAP) was partially offset by a depreciation of the pound sterling, the Euro, the Australian dollar and the South African rand by an average of 9.9%, 11.5%, 7.1% and 9.9%, respectively, against the US dollar for the three months ended June 30, 2022 as compared to the respective average exchange rates for the three months ended June 30, 2021.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,
	2022	2021	2022	2021
	(US dollars in millions)
North America (primarily the US)	$141.2	$112.3	51.4%	47.5%
UK	72.5	65.5	26.4%	27.7%
Europe (excluding the UK)	19.1	16.1	7.0%	6.8%
Australia	17.1	17.4	6.2%	7.4%
South Africa	3.3	7.6	1.2%	3.2%
Rest of world	21.7	17.5	7.8%	7.4%

Total	$274.8	$236.3	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in the North America (primarily the US) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, insurance, healthcare, shipping and logistics, banking and financial services, and hi-tech and professional services verticals, partially offset by a lower volume in our utilities vertical. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher volumes in utilities, travel and leisure, healthcare, insurance, diversified businesses, banking and financial services, and shipping and logistics verticals, partially offset by a lower volume in our hi-tech and professional services vertical and a depreciation of the pound sterling against the US dollar by an average of 9.9% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, hi-tech and professional services, and insurance verticals, partially offset by lower volumes in our diversified businesses, and healthcare verticals. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, hi-tech and professional services, healthcare, and insurance verticals, partially offset by a lower volume in our shipping and logistics vertical and a depreciation of the Euro against the US dollar by an average of 11.5% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to lower volumes in our diversified businesses, and healthcare verticals and a depreciation of the South African rand against the US dollar by an average of 9.9% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021, partially offset by a higher volume in our hi-tech and professional services vertical. The decrease in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to lower volumes in our insurance, utilities, and healthcare verticals and a depreciation of the Australian dollar against the US dollar by an average of 7.1% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021, partially offset by a higher volume in our travel and leisure vertical.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Employee costs	$138.4	$118.9	$19.5
Repair payments	20.5	17.0	3.5
Facilities costs	15.7	13.2	2.5
Depreciation	12.1	12.1	0.1
Legal and professional costs	3.2	2.5	0.7
Travel costs	1.5	0.4	1.2
Other costs	6.9	6.1	0.8

Total cost of revenue	$198.4	$170.2	$28.2

As a percentage of revenue	67.2%	67.2%

The increase in cost of revenue was primarily due to higher employee costs on account of higher headcount, higher share-based compensation costs and wage inflation, higher repair payments; higher facilities running costs due to increase in facilities utilization; higher travel costs; higher legal and professional costs; and higher other costs, partially offset by (i) the depreciation of the Indian rupee, the Philippine peso, the South African rand, Sri Lankan rupee, and the pound sterling against the US dollar by an average of 4.6%, 9.3%, 9.9%, 42.9% and 9.9%, respectively, for the three months ended June 30, 2022, as compared to the respective average exchange rates for the three months ended June 30, 2021, which reduced our cost of revenue by approximately $7.4 million and (ii) a decrease in COVID-19 related business continuity costs, such as costs arising from towards the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet, as we shifted to a “work from home” model, by $1.6 million to $2.0 million for the three months ended June 30, 2022 as compared to $3.6 million for three months ended June 30, 2021.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Gross profit	$97.0	$83.1	$13.9
As a percentage of revenue	32.8%	32.8%
As a percentage of revenue less repair payments (non-GAAP)	35.3%	35.2%

Gross profit as a percentage of revenue was similar for three months ended June 30, 2022 as compared to three months ended June 30, 2021, notwithstanding higher revenues in three months ended June 30, 2022, due to higher cost of revenue as a percentage of revenue as discussed above.

Gross profit as a percentage of revenue less repair payments (non-GAAP) increased primarily due to lower cost of revenue (excluding repair payments) as a percentage of revenue less repair payments (non-GAAP) as discussed above.

Our built up seats decreased by 0.2% from 34,738 as at June 30, 2021 to 34,674 as at June 30, 2022, as we surrendered a few of our facilities in South Africa, to streamline our operations by consolidating existing capacities in our delivery centers, partially offset by the addition of new facilities in Hyderabad, India after we acquired MOL IPS in August 2021 and increased capacity in one of our existing facility in Philippines. Our total headcount increased by 17.5% from 46,918 as at June 30, 2021 to 55,146 as at June 30, 2022 in line with the increase in revenue generation by such hires.

For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Employee costs	$11.8	$10.6	$1.2
Other costs	2.4	1.3	1.2

Total selling and marketing expenses	$14.2	$11.9	$2.4

As a percentage of revenue	4.8%	4.7%
As a percentage of revenue less repair payments (non-GAAP)	5.2%	5.0%

The increase in our selling and marketing expenses was primarily due to an increase in employee costs due to wage inflation, and higher share-based compensation costs; and an increase in other costs due to higher travel costs, higher marketing costs, and higher legal and professional costs, partially offset by the depreciation of the pound sterling against the US dollar by an average of 9.9% for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021, which reduced our selling and marketing expenses by approximately $0.4 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Employee costs	$31.1	$30.1	$1.0
Other costs	9.2	6.2	3.1

Total general and administrative expenses	$40.4	$36.3	$4.1

As a percentage of revenue	13.7%	14.3%
As a percentage of revenue less repair payments (non-GAAP)	14.7%	15.4%

The increase in general and administrative expenses was primarily due to an increase in other costs due to higher legal and professional costs, higher travel costs and higher facilities related costs and an increase in employee costs due to higher salaries on account of higher headcount and wage inflation, partially offset by, the depreciation of the Indian rupee, the pound sterling, the South African ZAR and the Philippine peso against the US dollar by an average of 4.6%, 9.9%, 9.9% and 9.3%, respectively, for the three months ended June 30, 2022 as compared to the average exchange rate for the three months ended June 30, 2021, which reduced our general and administrative expenses by approximately $1.1 million.

Foreign Exchange Gain, Net

The following table sets forth our foreign exchange gain, net for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Foreign exchange gain, net	$(1.9)	$(1.1)	$(0.8)

We recorded foreign exchange gain of $1.9 million for the three months ended June 30, 2022, primarily on account of a revaluation gain of $1.9 million as compared to a foreign exchange gain of $1.1 million for the three months ended June 30, 2021, primarily on account of a revaluation gain of $1.0 million and a foreign exchange gain on de-designation of hedges of $0.1 million.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Amortization of intangible assets	$3.0	$2.9	$0.1

The increase in amortization of intangible assets was primarily attributable to the amortization of intangible assets associated with our CEPROCS acquisition, and an increase in amortization of software costs, partially offset by the completion of the amortization of intangible assets associated with our Fusion acquisition.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Operating profit	$41.3	$33.2	$8.1
As a percentage of revenue	14.0%	13.1%
As a percentage of revenue less repair payments (non-GAAP)	15.0%	14.0%

Operating profit as a percentage of revenue was higher due to higher revenue, lower general and administrative expenses as a percentage of revenue and higher foreign exchange gains, partially offset by higher selling and marketing expenses and higher amortization of intangible assets.

Operating profit as a percentage of revenue less repair payments (non-GAAP) was higher due to higher revenue less repair payments, lower cost of revenue (excluding repair payments), and lower general and administrative expenses each as a percentage of revenue less repair payments (non-GAAP) and higher foreign exchange gains, partially offset by higher selling and marketing expenses (non-GAAP) and higher amortization of intangible assets.

Other Income, Net

The following table sets forth our other income, net for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Other income, net	$(3.4)	$(4.0)	$0.6

Other income, net was lower primarily due to interest income associated with an income tax refund of $1.2 million received in three months ended June 30, 2021, partially offset by higher interest yield and higher cash and cash equivalents and investments in the three months ended June 30, 2022.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Finance expense	$3.2	$3.6	$(0.3)

Finance expense decreased primarily due to lower interest on lease liabilities under IFRS 16, and no interest on our long-term loans taken for the acquisition of HealthHelp, as we repaid the debt in full in fiscal 2022.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Income tax expense	$8.4	$6.9	$1.5

The increase in income tax expense was primarily due to an increase in taxable profit in three months ended June 30, 2022 and a non-recurring tax benefit on liquid mutual fund recognized during three months ended June 30, 2021, partially offset by higher taxable profits in tax exempt jurisdiction.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Three months ended June 30,
	2022	2021	Change
	(US dollars in millions)
Profit after tax	$33.1	$26.8	$6.3
As a percentage of revenue	11.2%	10.6%
As a percentage of revenue less repair payments (non-GAAP)	12.0%	11.3%

The increase in profit after tax as a percentage of revenue as well as a percentage of revenue less repair payments (non-GAAP) was primarily on account of higher operating profit as a percentage of revenue as well as a percentage of revenue less repair payments (non-GAAP) and lower finance expense, partially offset by higher income tax expense and lower other income, as explained above.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, to fund our acquisitions, debt repayment and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail in “Part IV — Other Information — Share Repurchases” of this report and “Part II — Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchases” of our annual report on Form 20-F for the fiscal year ended March 31, 2022. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines, as required.

As at June 30, 2022, we had cash and cash equivalents of $225.5 million which were primarily held in US dollars, Indian rupees, pound sterling, South African rand and Philippine peso. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $148.0 million as at June 30, 2022.

We had available lines of credit amounting to $92.1 million. As at June 30, 2022, $31.7 were drawn under these lines of credit. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing. We are continually evaluating the impact of the COVID-19 pandemic on our liquidity position, and we believe that we are able to source additional lines of credit, if required.

As at June 30, 2022, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹840 million ($10.7 million based on the exchange rate on June 30, 2022) from The Hongkong and Shanghai Banking Corporation Limited, ₹600 million ($7.6 million based on the exchange rate on June 30, 2022) from BNP Paribas, ₹800 million ($10.1 million based on the exchange rate on June 30, 2022) from Citibank N.A., ₹750 million ($9.5 million based on the exchange rate on June 30, 2022) from Axis Bank, ₹600 million ($7.6 million based on the exchange rate on June 30, 2022) from DBS Bank, ₹600 million ($7.6 million based on the exchange rate on June 30, 2022) from HDFC Bank, ₹600 million ($7.6 million based on the exchange rate on June 30, 2022) from ICICI Bank and ₹600 million ($7.6 million based on the exchange rate on June 30, 2022) from Standard Chartered Bank for working capital purposes. These lines of credit generally can be withdrawn by the relevant lender at any time. As at June 30, 2022, $21.7 million was utilized from these lines of credit. During month of July 2022, $10.0 million was repaid.

WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.0 million based on the exchange rate on June 30, 2022) until July 31, 2022. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at June 30, 2022, there was no outstanding amount under this facility.

As at June 30, 2022, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($1.8 million based on the exchange rate on June 30, 2022) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at June 30, 2022, there was no outstanding amount under this facility.

As at June 30, 2022, WNS North America Inc., had an unsecured line of credit of $10.0 million from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate or SOFR plus a margin of 1.85% per annum. This line of credit can be withdrawn by the lender at any time. As at June 30, 2022, $10.0 million was utilized under this facility. During month of July 2022, the entire amount was repaid.

In July 2022, WNS (Mauritius) Limited obtained a term loan facility of $80.0 million from The Hongkong and Shanghai Banking Corporation Limited, Hongkong and Citibank N.A., Hongkong for general corporate purpose. The loan bears interest at a rate equivalent to the SOFR plus a margin of 1.20% per annum. The loan matures in July 2027 and the principal is repayable in 10 semi-annual instalments of $8.0 million each, commencing January 2023. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held and is guaranteed, by WNS (Holdings) Limited. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement.

On July 1, 2022, we entered into a definitive agreement to acquire Vuram, for a total consideration of $165.0 million plus adjustments for working capital and cash, of which, we paid an up-front consideration of $149.0, which was funded with cash on hand, and obtained control over Vuram.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchases and working capital needs. We currently expect our capital expenditure needs in fiscal 2023 to be approximately $40.0 million. The geographical distribution, timing and volume of our capital expenditure in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for the three months ended June 30, 2022 amounted to $10.9 million and our capital commitments (net of capital advances) as at June 30, 2022 were $7.6 million. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the three months ended June 30, 2022 and June 30, 2021:

	Three months ended June 30,
	2022	2021
	(US dollars in millions)
Net cash provided by operating activities	$15.8	$15.3
Net cash provided by investing activities	$137.3	$67.1
Net cash used in financing activities	$(25.8)	$(91.3)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $15.8 million for the three months ended June 30, 2022 from $15.3 million for the three months ended June 30, 2021. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non-cash and other items by $5.8 million and a decrease in interest paid of $0.8 million; partially offset by an increase in cash outflow towards income taxes paid (net of refunds) by $4.3 million, an increase in cash outflow towards working capital requirements by $0.9 million, and a decrease in cash inflow from interest received by $0.9 million.

Profit after tax as adjusted for non-cash and other items primarily comprised the following: (i) profit after tax of $33.1 million for the three months ended June 30, 2022 as compared to $26.8 million for the three months ended June 30, 2021; (ii) unrealized loss on derivative instruments of $5.3 million for the three months ended June 30, 2022 as compared to $0.8 million for the three months ended June 30, 2021; (iii) income tax expense (current tax and deferred tax) of $8.3 million for the three months June 30, 2022 as compared to $6.9 million for the three months ended June 30, 2021; (iv) interest income of $0.6 million for the three months ended June 30, 2022 as compared to $1.6 million for the three months ended June 30, 2021; (v) share-based compensation expense of $13.7 million for the three months ended June 30, 2022 as compared to $13.1 million for the three months ended June 30, 2021; (vi) unrealized exchange gain of $7.8 million for the three months ended June 30, 2022 as compared to $0.5 million for the three months ended June 30, 2021; (vii) income from marketable securities of $2.3 million for the three months ended June 30, 2022 as compared to $1.8 million for the three months ended June 30, 2021; and (viii) interest expense of $3.2 million for the three months ended June 30, 2022 as compared to $3.5 million for the three months ended June 30, 2021.

Cash outflow on account of working capital changes amounted to $46.0 million for the three months ended June 30, 2022 as compared to $45.1 million for the three months ended June 30, 2021. This was primarily on account of an increase in cash outflow towards current liabilities by $15.6 million, a decrease in cash inflow from other assets by $0.9 million; partially offset by an increase in cash inflow from trade receivables and unbilled revenue by $9.1 million, decrease in cash outflow towards trade payables by $4.8 million and contract liabilities by $1.7 million.

Cash Flows from Investing Activities

Net cash provided by investing activities increased to $137.3 million for the three months ended June 30, 2022 as compared to $61.7 million for the three months ended June 30, 2021.

This increase was primarily on account of a net cash inflow of $158.8 million from sale of marketable securities for the three months ended June 30, 2022 as compared to net cash inflow of $70.8 million for the three months ended June 30, 2021; partially offset by a net cash outflow (placements of fixed deposits, net of maturities) towards our fixed deposit investments of $10.6 million for the three months ended June 30, 2022 as compared to a net cash inflow (proceeds from maturity of fixed deposits, net of placements) of $4.0 million for the three months ended June 30, 2021; and a cash outflow of $10.9 million towards purchase of property, plant and equipment (comprising leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software) for the three months ended June 30, 2022 as compared to $7.7 million for the three months ended June 30, 2021.

Cash Flows from Financing Activities

Net cash used in financing activities decreased to $25.8 million for the three months ended June 30, 2022 from $91.3 million for the three months ended June 30, 2021. This was primarily on account of a cash outflow of $51.2 million towards share repurchases for the three months ended June 30, 2022 as compared to $85.0 million for the three months ended June 30, 2021; partially offset by cash inflow from proceeds received from short term line of credit of $31.7 million for three months ended June 30, 2022 as compared to nil for the three months ended June 30, 2021.

Share Repurchases

In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 of our ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs). We also paid $0.1 million towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs. and cancelled, 4.4 million ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2020, we purchased 1,098,700 ADSs in the open market for a total consideration of $63.7 million (including transaction costs). We cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $120.1 million. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $119.9 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs) and completed the authorized repurchases under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares.

In fiscal 2021, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchase with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.

In fiscal 2022, we cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $163.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the three months ended June 30, 2022, we purchased 741,618 ADSs in the open market for a total consideration of $53.8 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013 which has been renewed on similar terms for another five years starting from April 2018. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹1,867.0 million ($23.6 million based on the exchange rate on June 30, 2022) in additional taxes, including interest of ₹471.3 million ($6.0 million based on the exchange rate on June 30, 2022).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded

	(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	0.1	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	2.2	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	29.8	$(0.4	)(1)	₹	7.7	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.7	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	0.3	$(0.1	)(1)
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1	)(1)
WNS Global	Fiscal 2015	₹	258.6	$(3.3	)(1)	₹	94.9	$(1.2	)(1)
WNS Global	Fiscal 2016	₹	908.4	$(11.2	)(1)	₹	345.7	$(4.0	)(1)
WNS Global	Fiscal 2017	₹	286.1	$(3.6	)(1)	₹	—	$—
WNS Global	Fiscal 2018	₹	248.3	$(3.1	)(1)	₹	—	$—
Total		₹	1,867.0	$(23.6	)(1)	₹	471.3	$(6.0	)(1)

Note:

(1)	Based on the exchange rate as at June 30, 2022.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2022, we have provided a tax reserve of ₹774.3 million ($9.8 million based on the exchange rate on June 30, 2022) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹5,435.2 million ($68.8 million based on the exchange rate on June 30, 2022) in additional taxes, including interest of ₹1,931.0 million ($24.5 million based on the exchange rate on June 30, 2022). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹898.1 million ($11.4 million based on the exchange rate on June 30, 2022) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2022, corporate tax returns for fiscal 2019 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, legal opinions from counsel on certain matters, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to dispute the orders of assessment.

We have received orders of assessment from the service tax and GST authorities, demanding payment of ₹ 156.9 million ($2.0 million based on the exchange rate on June 30, 2022) towards service tax and GST for the period April 1, 2014 to March 31, 2018. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments are more likely than not to be upheld in our favor. We intend to continue to dispute the assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on June 30, 2022) in connection with the review of our tax return for fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to losses. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our Foreign Exchange Committee, comprising the Director nominated by the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 48.8% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) for the three months ended June 30, 2022 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the three months ended June 30, 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $8.2 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $6.2 million for the three months ended June 30, 2022, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $1.6 million, a 10% appreciation or depreciation in the Euro against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $1.6 million, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $0.3 million for the three months ended June 30, 2022.

Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for the three months ended June 30, 2022 by approximately $11.8 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for the three months ended June 30, 2022 by approximately $1.3 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso for the three months ended June 30, 2022 by approximately $2.6 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. As at June 30, 2022, we do not have any swap agreements outstanding.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.

The global outbreak and spread of the disease caused by the severe acute respiratory syndrome coronavirus known as COVID-19, which was reported to have surfaced in December 2019, has caused a slowdown in growth of the global economy. The global economy is entering a pronounced slowdown in 2022 after having shown some momentums of growth in 2021. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. Global prospects remain highly uncertain as the COVID-19 pandemic resurgence and economic recoveries diverge across countries and sectors, reflecting variations in pandemic-induced disruptions and the extent of policy support. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn. We have operations in Poland and Romania, which border Ukraine and are partly dependent on gas supplies from Russia for their energy needs. The economies of Poland and Romania may be materially and adversely affected in the event of any disruption of gas supplies or extension of the conflict beyond Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could lead to rising inflations in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries.

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia, and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The UK-EU trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

28.5% of our revenues and 23.1% of our revenue less repair payments (non-GAAP) in the three months ended June 30, 2022 and 29.5% of our revenues and 23.8% of our revenue less repair payments (non-GAAP) in fiscal 2022 are denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective, however there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

In many countries globally there are concerns over rising inflation and potential economic recessions, including due to the impacts of the COVID-19 pandemic. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. In parts of Europe and India where we operate, there are similar signs of continued economic slowdown and weakness. Sri Lanka, where we have operations, is facing a significant economic crisis resulting from rapidly depleting foreign reserves, a depreciating local currency, and rising prices. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of COVID-19 in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening of their economies.

These economic and geo-political conditions have affected, and may continue to affect, our business in a number of ways, as we have operations in 12 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, may result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, has adversely affected, and may continue to adversely affect, our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, and further affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.

Changing economic conditions may also have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.”

The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of our ADS price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the insurance and travel and leisure industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our targeted industries, in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2022 and 2021, our five largest clients accounted for 27.1% and 26.8% of our revenue and 27.6% and 27.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2022 and 2021, our three largest clients accounted for 18.1% and 19.2% of our revenue and 19.6% and 20.2% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2022, our largest client individually accounted for 7.3% and 7.9% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 8.1% and 8.5% in fiscal 2021, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in October 2021, we ceased to provide certain services to a telecommunications company which was one of our top fifteen customers by revenue contribution in fiscal 2021 as a result of consolidation initiatives of the customer. The customer accounted for 2.4% and 3.1% of our revenue and 2.6% and 3.2% of our revenue less repair payments (non-GAAP) in fiscal 2021 and in fiscal 2020, respectively.

We have derived, and we expect to continue deriving for the foreseeable future, a significant portion of our revenue from Aviva Global Services (Management Services) Private Limited (“Aviva MS”). Under our master services agreement with Aviva MS, Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva MS was our largest client and revenue from Aviva MS decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019 and increased to $53.3 million in fiscal 2020. Part of this decline in revenue of fiscal 2018 and 2019 was attributable to revised pricing terms and part was attributable to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another BPM service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry, healthcare industry and the travel and leisure industry. In fiscal 2022 and 2021, 29.9% and 29.2% of our revenue, respectively, and 24.3% and 25.6% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the healthcare industry contributed 17.7% and 18.9% of our revenue, respectively, and 19.1% and 19.9% of our revenue less repair payments (non-GAAP), respectively and clients in the travel and leisure industry contributed 14.8% and 14.2% of our revenue, respectively, and 16.0% and 14.9% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

The current global economic slowdown has affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. The impact of the COVID-19 pandemic has affected, and may continue to affect, the demand for our services across industries from a number of clients, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For instance, the travel and leisure industry is presently impacted by travel restrictions imposed by governments across the globe, as a response to the COVID-19 outbreak, and the resulting reduction in business and personal travel. While such restrictions are being gradually eased over time, the volume of business from our travel and leisure clients may continue to be lower than in previous years. In addition, the ongoing military conflict between Russia and Ukraine, especially in the event of further escalation beyond the borders of Ukraine and potential cascading effects of the sanctions on Russia, could have a material adverse effect on global trade and travel. Our business has been, and we expect it will continue to be, impacted across industry verticals due to the COVID-19 pandemic and the Russia-Ukraine conflict. We have observed demand reductions in a range of verticals, particularly travel and leisure, insurance, diversified businesses (especially manufacturing and retail) and utilities during fiscal 2022, as compared to demand levels prior to the COVID-19 pandemic.

In addition, any further weakening of or continuing uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements. Additionally, the COVID-19 pandemic has caused, and may continue to cause significant financial distress to some of our clients. These issues impacting our clients have in turn reduced, and may continue to reduce, the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2022 and 2021, 45.4% and 44.2% of our revenue, respectively, and 49.1% and 46.5% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 32.8% and 31.4% of our revenue, respectively, and 27.4% and 27.9% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 6.1% and 6.7% of our revenue, respectively, and 6.6% and 7.1% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 6.1% and 7.7% of our revenue, respectively, and 6.6% and 8.1% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Although we have not had any significant project cancelations to date, we have agreed to limited volume commitment and payment term concessions with certain clients that have been significantly affected by the COVID-19 pandemic. Any further weakening of or continuing uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in our targeted industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.

Countries around the world have started easing restrictions imposed over the past two years during the global outbreak of COVID-19, including the removal or relaxation of travel restrictions. However, the global outbreak of COVID-19 continues to evolve, with a resurgence of infections seen in several countries around the world and the re-imposition of restrictions as a result thereof. The COVID-19 pandemic continues to be active, at varying levels, in the majority of countries around the world, including countries where all of our delivery centers are located, and has created, and continues to create, significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling ecosystem necessary for our business to operate smoothly, have impacted, and continue to impact, our ability to fully deliver services to our clients especially from our delivery centers. Such measures present concerns that may have affected, and continue to affect, our ability to conduct our business effectively, including, but not limited to adverse effects on employees’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Our ability to continue operations is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity and the sustainability of social infrastructure to enable our remote-working employees to continue delivering services. See also “– If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.”

Given the uncertainty around the extent and timing of the future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In addition, the unknown scale and duration of these developments has had, and continues to have, macro and micro negative effects on the financial markets and global economy, which has resulted in an economic downturn that has affected, and may continue to affect, demand for our services and has had, and may continue to have, a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and our ADS price. These effects could be material and long-term in duration. Subsequent outbreaks of COVID-19 could therefore prolong the economic impact of the COVID-19 pandemic.

Following guidance from local public health authorities in the countries in which we operate, we have taken various measures, and transitioned into new processes, to help reduce the spread of the virus and maintain the health and safety of our workforce, including but not limited to, implementing remote-working arrangements, restricting access to sites and implementing other measures to help maintain the safety of our workforce, which will allow us to carry out operations from our delivery centers when the local public health authorities allow it. The effects of these policies have negatively impacted, and may continue to negatively impact, productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Some of these measures have required, and continue to require, us to provide services and operate client processes in an unsupervised environment, and while this has been acknowledged by our clients, such alternative operating models may result in breaches of our contractual obligations. Also, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

For example, in India, the Philippines, South Africa and the United States, we have large concentrations of employees performing critical operations. The closure or partial closure of those facilities, or restrictions inhibiting our employees’ ability to access those facilities, during the past two years had disrupted our ability to provide our services and solutions to our clients and had resulted in, among other things, losses of revenue. Similar closure and restrictions continue to be required to be imposed to varying degrees in different jurisdictions from time to time, and such closure and restrictions continue to cause such disruptions to our business. In addition, clients may defer decision making or delay planned work. Certain of our clients have entered into insolvency proceedings as a result of the COVID-19 pandemic, and terminated their current agreements with us. International, as well as domestic, travel bans imposed as emergency measures by governments, our reduced ability to hire new employees, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closure of our delivery centers have impaired, and may continue to impair, our ability to sell new business or expand our relationships with existing clients and hence may have an impact on our growth, financial condition, results and/or ADS price. Further, we might suffer delays in managerial and financial reporting and SEC filings, inability to perform audits and apply effective financial controls, or failures under other regulatory or compliance requirements to which we are subject.

To the extent that the COVID-19 pandemic has adversely affected, and continues to adversely affect, our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as, but not limited to, those relating to:

•	the global economic and geo-political conditions and financial markets and the economy in general and the resultant potential fluctuations in foreign exchange rates;

•	our revenue being highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia;

•	us potentially causing disruptions to our clients’ businesses, providing inadequate service or being in breach of our representations or obligations;

•	the negative public reaction to offshore outsourcing, proposed legislation or otherwise;

•

our operating results, which may differ from period to period and make it difficult for us to prepare accurate internal financial forecasts for responding in a timely manner to offset such period-to-period fluctuations;

•	a substantial portion of our assets and operations being located in India and we being subjected to regulatory, economic, social and political uncertainties in India;

•	restrictions on entry visas that may affect our ability to compete for and provide services to clients in the US and the UK; and

•

our ability to maintain effective controls that may materially impact or are reasonably likely to materially impact our disclosure controls and procedures and internal controls over financial reporting.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars, Euro and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, Euro or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Fluctuations between the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro or the Australian dollar, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro or the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. The ongoing COVID-19 pandemic has impacted, and may continue to impact, the proper functioning of financial and capital markets and may result in unpredictable fluctuations in foreign currency exchange rates.

In addition, the military conflict between Russia and Ukraine may result in a global economic downturn and may result in unpredictable fluctuations in foreign currency exchange rates, and in particular, may negatively impact the Euro, the pound sterling and other currencies in which our revenue is denominated. The withdrawal of the UK from the EU in January 2020 has created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. See “—The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average Indian rupee to US dollar exchange rate was approximately ₹77.13 per $1.00 in the three months ended June 30, 2022, which represented a depreciation of the Indian rupee by an average of 3.5% as compared with the average exchange rate of approximately ₹74.49 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Indian rupee by an average of 0.3% as compared with the average exchange rate of approximately ₹74.25 per $1.00 in fiscal 2021.

The average pound sterling to US dollar exchange rate was approximately £0.79 per $1.00 in the three months ended June 30, 2022, which represented a depreciation of the pound sterling by an average of 7.9% as compared with the average exchange rate of approximately £0.73 per $1.00 in fiscal 2022, which in turn represented an appreciation of the pound sterling by an average of 4.6% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2021.

The average Australian dollar to US dollar exchange rate was approximately A$1.40 per $1.00 in the three months ended June 30, 2022, which represented a depreciation of the Australian dollar by an average of 3.3% as compared with the average exchange rate of approximately A$1.35 per $1.00 in fiscal 2022, which in turn represented an appreciation of the Australian dollar by an average of 3.0% as compared with the average exchange rate of approximately A$1.39 per $1.00 in fiscal 2021.

The average Euro to US dollar exchange rate was approximately €0.937 per $1.00 in the three months ended June 30, 2022, which represented a depreciation of the Euro by an average of 8.2% as compared with the average exchange rate of approximately €$0.860 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Euro by an average of 0.3% as compared with the average exchange rate of approximately €$0.857 per $1.00 in fiscal 2021.

The average South African rand to US dollar exchange rate was approximately R15.55 per $1.00 in the three months ended June 30, 2022, which represented a depreciation of the South African rand by an average of 4.7% as compared with the average exchange rate of approximately R14.85 per $1.00 in fiscal 2022, which in turn represented an appreciation of the South African rand by an average of 9.3% as compared with the average exchange rate of approximately R16.37 per $1.00 in fiscal 2021.

The average Philippine peso to US dollar exchange rate was approximately PHP52.69 per $1.00 in the three months ended June 30, 2022, which represented a depreciation of the Philippine peso by an average of 5.2% as compared with the average exchange rate of approximately PHP50.07 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Philippine peso by an average of 2.2% as compared with the average exchange rate of approximately PHP49.00 per $1.00 in fiscal 2021.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, if the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian rupee and the Philippine peso and the appreciation of the pound sterling and the Australian dollar against the US dollar in fiscal 2022 positively impacted our results of operations whereas the appreciation of the South African rand against the US dollar negatively impacted our results of operations during that year.

The depreciation of the Indian rupee and the South African rand against the US dollar in fiscal 2021 positively impacted our results of operations whereas the appreciation of the Philippine peso against the US dollar negatively impacted our results of operations during that year.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, Canada, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements;

•	policy changes due to changes in government;

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations in fiscal 2017.

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimates. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business.

The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in 12 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. Countries around the world, including those where we have business operations and where we service customers for our clients, have adopted or have proposed to adopt in the near future, comprehensive privacy and personal data protection laws, including the Protection of Personal Information Act (POPI) in South Africa and the upcoming Personal Data Protection Bill (PDPB) in India. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accordance with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

Violations of such laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or were aware of the actions leading to the violations), including fines or penalties, breach of contract damages, disgorgement of profits and suspension or disqualification from work, any of which could materially and adversely affect our business, including our results of operations and our reputation. If we are unable to maintain our licenses, permits or other qualifications necessary to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

We face competition from onshore and offshore BPM companies and from information technology companies that also offer BPM services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, business process transformation capabilities and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore BPM and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. The COVID-19 pandemic further hastened the development and adoption of such technological changes that may accelerate the pace of disintermediation, which may impact the services that the BPM industry currently provides.

These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing BPM companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as artificial intelligence, machine learning, robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on BPM companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ customers. Lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. Failure to consistently meet service level requirements of a client or errors made by our associates or the software and/or platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. For instance, we depend on a continuous supply of electricity to operate our IT infrastructure. As a result of the COVID-19 pandemic, we have adopted a hybrid-working model, whereby a significant portion of our employees are working from home. While we have implemented multiple levels of electrical redundancies at our operating premises to mitigate against the risk of power shortage, such measures may not be available at our employees’ homes. Several countries where we operate from could face power shortage in the future, which may disrupt our operations, including for employees working from home, and slow down the expansion of our operations in these countries. For instance:

•

South Africa has been facing widespread rolling power blackouts, with the current period of rolling blackouts taking place since March 2021, due to breakdowns in multiple power stations resulting in planned and unplanned power outages.

•	Sri Lanka has been unable to import sufficient oil required for electricity generation due to a foreign exchange crisis since 2021 and has experienced nationwide power cuts.

•	Poland and Romania are partly dependent on supply of gas from Russia for their electricity generation, which may be impacted as a result of the ongoing conflict between Ukraine and Russia.

•	India faced temporary power shortages in October-November 2021 as a result of shortages of coal used to generate electricity.

Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as military conflicts, civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents. For further information on the impact of the COVID-19 pandemic on our human resources planning, see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

Although under most of our contracts with our clients, our liability for breach of our obligations is limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract, our liability for breach of our obligations under certain of our contracts is unlimited. With respect to those of our contracts that contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise. Further, cybersecurity and data privacy considerations could impact our business.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE18 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. Additionally, remote-working solutions deployed during the COVID-19 pandemic could potentially result in heightened information technology security and data protection risks on account of services being delivered in a physically unsupervised environment. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

The threat of cyberattacks has increased and evolved in recent years. In particular, during the COVID-19 pandemic, many companies across the world, including us, have experienced a significant increase in attempted malicious attacks. To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

While we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

We also cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ or business partners’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s or business partners’ computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our clients’ or business partners’ network to steal data or to seek sensitive information. Any intrusion into our network or our clients’ or business partners’ network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses, we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required by our client contracts to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2023 (including work orders/statement of works that will expire on or before March 31, 2023) represented approximately 12.8% of our revenue and 13.8% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2022. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

For example, in October 2021, we ceased to provide services to a telecommunications company which was one of our top fifteen customers by revenue contribution in fiscal 2021 as a result of consolidation initiatives of the customer. The customer accounted for 2.4% and 3.1% of our revenue and 2.6% and 3.1% of our revenue less repair payments (non-GAAP) in fiscal 2021 and in fiscal 2020, respectively. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue.

Fraud on account of circumvention of controls within our or our clients’ computer systems and processes could adversely impact our business.

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. Additionally, the physically unsupervised nature of remote-working solutions adopted during the COVID-19 pandemic could potentially expose us to potential instances of fraud. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services, and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures, they may face from increased unemployment in the regions in which they operate as a result of the COVID-19 pandemic.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Adverse changes to our relationships with the companies with whom we have an alliance or in the business of the companies with whom we have an alliance could adversely affect our results of operations.

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive and our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances, using the expected credit loss model, against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis and disruption of the global financial system, including on account of the COVID-19 pandemic, have also and may continue to result in financial difficulties for our clients, including, but not limited to, limited access to the credit markets, insolvency or bankruptcy and, as a result, have caused and may continue to cause, clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. In fiscal 2019, we added new facilities in Palma, Spain, and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. In fiscal 2021, we added new facilities in Gurgaon, India, Australia and the Philippines. In fiscal 2022, we added new facilities in Hyderabad, India and the Philippines. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 55,146 as at June 30, 2022 from 34,547 as at March 31, 2017. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added new facilities in Palma, Spain and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. In fiscal 2021, we added new facilities in Gurgaon, India, Australia and the Philippines. In fiscal 2022, we added new facilities in Hyderabad, India and the Philippines. We have delivery centers across 12 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific, North America and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry based in India, the US and Europe. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions based in the United States. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. In July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these potential problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We are subject to various risks relating to human capital management.

We face risks with respect to the management of human capital resources. If not managed properly, these risks could compromise our future success and harm our business. These risks are discussed in detail below.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the BPM industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2022. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The BPM industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The BPM industry, including our company, experiences high employee attrition. As companies, including our company, transition from a “work from home” model to a return to the office, we may face higher levels of attrition if employees are unwilling to return to pre-COVID working schedules. In addition, client mandates that restrict our delivery of services remotely could also adversely affect our ability to attract talents in the future. During the three months ended June 30, 2022 and each of fiscal 2022, 2021 and 2020, the attrition rate for our employees who have completed six months of employment with us was 49%, 36%, 22% and 30%, respectively. We cannot assure you whether our attrition rate will increase or decrease in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the BPM industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our success in attracting talent depends on our ability to foster a culture of diversity, equity and inclusion at our workplace. We are focused on promoting a range of matters to help foster our workplace culture, including diversity, equal opportunities, non-discrimination, inclusion and employee health and safety. We have adopted policies to promote compliance with laws and regulations as well as to foster a respectful workplace for all employees. Any failure in adhering to these policies could harm our reputation and result in negative publicity, thereby negatively affecting our ability to attract and retain talent.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

As at June 30, 2022, we had total indebtedness of $31.7 million drawn from unsecured lines of credit. In the past, we had incurred indebtedness in connection with our acquisitions and general corporate purposes. See “Part II —Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Generally, our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•

they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the remaining loan outstanding.

Further, the restrictions that may be contained in our loan agreements may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures, service indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the recent global economic slowdown and that uncertainty over global economic conditions remains, including on account of the COVID-19 pandemic and the Russia-Ukraine military conflict, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations, or that our credit facilities will be available or sufficient. If the current global economic slowdown and uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing, which may not be available to us on favorable terms or at all.

If we cannot fund our capital expenditures, service indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for BPM outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following the establishment of our delivery centers in the US in 2014, our operations in the US have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes have been, and continue to be, impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the COVID-19 pandemic, which led to a significant fall in air travel volumes) or other serious public health concerns, military conflict and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. The extent to which the COVID-19 pandemic impacts the length of sales cycle for our services will depend on numerous evolving factors that we may not be able to accurately predict, including resurgence of the pandemic, the duration and scope thereof; the effect on our potential and existing clients and client demand for our services and solutions; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients’ offices and facilities. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short-term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2022, 2021 and 2020, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The COVID-19 pandemic has also led to, and may continue to lead to, increased costs, as we have to incur additional expenses in relation to the measures we have implemented to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees who are working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by the continued spread of the virus.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future, we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high technology, retail and CPG, banking and financial services, utilities and healthcare verticals, and in March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. In June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information see “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and government policy changes of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp is primarily reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Goodwill, intangible or other assets that we carry on our balance sheet could give rise to significant impairment charges in the future.

As at June 30, 2022, we had goodwill and intangible assets of approximately $185.0 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations in fiscal 2017. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. See also “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, if the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey laws and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to Jersey income tax at a rate of 0%. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the BPM industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In December 2019, the Parliament of India passed the Citizenship (Amendment) Act, 2019, which provides citizenship to religious minorities in Pakistan, Bangladesh and Afghanistan, prompting protests across India. In addition, there are concerns over the slowing growth of India’s economy and the negative impact that COVID-19 has had, and may continue to have, on our business, financial condition, results of operations and cash flows. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.

We have operations in the UK, Romania, Spain and Poland. Brexit has created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU and could cause disruptions to, and create uncertainty surrounding, our operations in the UK and the EU. The long-term effects of Brexit will depend on the agreements or arrangements with the EU for the UK to retain access to EU markets either during a transitional period or more permanently. These developments may have an adverse effect on our operations in the UK and the EU, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, which has different levels based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. A level one BBBEE rating has the most rigorous criteria. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level of rating. We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2022, which is valid until April 2023 and achieved a level six rating in respect of WNS Global Services SA (Pty) Limited in June 2022 which is valid until June 2023. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation).

With the achievement of a level six rating in respect of WNS Global Services SA (Pty) Limited and a level one rating in respect of WNS South Africa (Pty) Ltd, we currently continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business.

However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited or WNS South Africa (Pty) Ltd in our next annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures we have implemented with a view to minimizing the impact of natural disasters on our business, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the three months ended June 30, 2022 and fiscal 2022 and 2021 our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $ 4.3 million, $20.9 million and $11.1 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate.

Our Indian subsidiary with operating units registered under the Special Economic Zone (“SEZ’’) is eligible to claim income tax exemption with respect to profits earned from export revenue. Upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate of 34.95%. The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election. Our current intent is to continue to be subject to the current rate of 34.95% and claim tax holidays associated with SEZ. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations of our annual report on Form 20 F for our fiscal year ended March 31, 2022.”

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws, changes the conditions or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. For example, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to us. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

The UK has revised the corporate tax rate from 19% to 25% from fiscal 2024. The US Government has proposed to increase the US corporate tax rate. Once effective, this tax rate increase will have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

Member countries of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting have agreed on a two Pillar approach to address the tax challenges arising from the digitalization of the global economy. This is expected to alter the global tax landscape. The rules to operationalize the implementation of these changes have been recently issued and may have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013, which has been renewed on similar terms for another five years starting from April 2018.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹1,867.0 million ($23.6 million based on the exchange rate on June 30, 2022) in additional taxes, including interest of ₹471.3 million ($6.0 million based on the exchange rate on June 30, 2022).

These orders of assessment allege, among others, that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2022 we have provided a tax reserve of ₹774.3 million ($9.8 million based on the exchange rate on June 30, 2022) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations —Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹5,435.2 million ($68.8 million based on the exchange rate on June 30, 2022) in additional taxes, including interest of ₹1,931.0 million ($24.5 million based on the exchange rate on June 30, 2022). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹898.1 million ($11.4 million based on the exchange rate on June 30, 2022) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2022, corporate tax returns in fiscal 2019 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to dispute the orders of assessment.

We have received orders of assessment from the service tax and GST authorities, demanding payment of ₹ 156.9 million ($2.0 million based on the exchange rate on June 30, 2022) towards service tax and GST for the period April 1, 2014 to March 31, 2018. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments are more likely than not to be upheld in our favor. We intend to continue to dispute the assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on June 30, 2022) in connection with the review of our tax return in fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks, civil unrest and other acts of violence in any of the countries in which we operate or their neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war in any of the countries in which we operate or their neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. For example, South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In February 2022, a military conflict arose between Russia and Ukraine, and we have operations in Poland and Romania, which border Ukraine. While the conflict has not presently spread beyond Ukraine, such an escalation in the future may directly impact our operations in those countries. In April 2019, several churches and hotels in Sri Lanka, including premises within one kilometer of one of our delivery centers, were targeted in a series of coordinated terrorist bombings. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Parliament of India, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Climate change risks, if not managed properly, can adversely affect our operations and profitability.

Enterprises are increasingly focused on managing risks arising from climate change and compliance with relevant laws and regulations. Extreme weather due to climate change can lead to epidemics as well as business disruptions. Climate change events can result in physical damage to our building infrastructure and other physical assets, disrupt the continued functioning of infrastructures such as the transportation network and utilities in the countries where we operate and negative affect the morale of our employees. For example, drought can result in increases in food prices and food shortages. Changes in the availability of natural resources like water in countries where we operate could directly impact our operations and our employees’ livelihood, which could impact our ability to do business and to ensure business continuity.

In response to increasing awareness in climate change and other related socio-environmental issues, clients increasingly request for our emission performance during the RFP or bidding stage. This could translate into filtering criteria or other parameters in the clients’ process of selecting their service providers. If our performance is not managed in these areas, it may adversely impact our ability to compete and win contracts.

As countries worldwide undertake to lower greenhouse gas emissions, we may be increasingly subject to regulatory requirements relating to reduced emissions, including carbon tax and other emission reduction targets Such new regulations can lead to increased cost of compliance including reporting and disclosure requirements. Risks resulting from potential violations or non-compliance with such laws and regulations can impact our profitability through penalties and/or by limiting our ability to operate in certain countries and can also adversely affect our reputation and brand.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. Further, the COVID-19 pandemic resulted in the temporary suspension of existing visas and several governments not granting new visas. While a number of countries have resumed the issuance of visas and are reopening of their borders for travel, continuing or intermittent restrictions on visas and travel may recur in the future. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the BPM industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operations.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at June 30, 2022, we had 48,155,481 ordinary shares outstanding (excluding 741,618 treasury shares), including 47,924,159 shares represented by 47,924,159 ADSs. In addition, as at June 30, 2022, a total of 3,563,192 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in BPM;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board of Directors may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•

having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of our ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form 20-F for our fiscal year ended March 31, 2022) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US holder.

If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to certain controlled foreign corporations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase programs could affect the price of our ADSs.

In March 2018, our shareholders authorized our 2018 share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of our 2018 share repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders approved our 2018 share repurchase program. To date, we have repurchased 3,300,000 ADSs in the open market under this repurchase program and completed the authorized repurchases under this share repurchase program. We funded the repurchases under this repurchase program with cash on hand.

In September 2020, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021 to March 31, 2024. To date, we have repurchased 2,200,000 ADSs in the open market under this repurchase program.

We have funded, and intend to continue to fund, the repurchases of ADSs under our repurchase programs with cash on hand. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

Any repurchases pursuant to our repurchase programs could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase programs are intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our repurchase programs with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, our programs do not obligate us to repurchase any dollar amount or number of ADSs and may be suspended at any time at our discretion, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•

the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US. Furthermore, shareholders of Jersey companies may not have standing to initiate a shareholders derivative action in courts of the US.

Part IV — OTHER INFORMATION

Share Repurchases

In March 2018, the shareholders of the Company authorized the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date of shareholders’ approval.

In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs of $0.01 million) and completed the above-mentioned share repurchase program, which was authorized in March 2018. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares.

In fiscal 2021, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed.

In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.

In fiscal 2022, we cancelled 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $163.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the three months ended June 30, 2022, we purchased 741,618 ADSs in the open market for a total consideration of $53.8 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.

The table below sets forth the details of ADSs repurchased during three months ended June 30, 2022, July 2022 and August 2022 (till August 8, 2022) under the above mentioned share repurchase program:

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in thousands) of ADSs that may yet be repurchased under the program (assuming purchase price of $110 per ADS)
April 1 to April 30, 2022	—	—	—	242,000
May 1 to May 31, 2022	129,409	72.33	129,409	227,765
June 1 to June 30, 2022	612,209	72.51	612,209	160,422
July 1 to July 31, 2022	358,382	77.77	358,382	121,000
August 1 to August 8, 2022	—	—	—	121,000
Total	1,100,000	74.20	1,100,000	121,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2022

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer